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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              SPECTRAN CORPORATION
                           (NAME OF SUBJECT COMPANY)

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                              SPECTRAN CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

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                          COMMON STOCK, $.10 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

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                                   847598109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                              CHARLES B. HARRISON
                            CHIEF EXECUTIVE OFFICER
                              SPECTRAN CORPORATION
                                  50 HALL ROAD
                        STURBRIDGE, MASSACHUSETTS 01566
                                 (508) 347-2261
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                   COPIES TO:
                             IRA S. NORDLICHT, ESQ.
                                NORDLICHT & HAND
                                645 FIFTH AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 421-6500

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Seattle Acquisition Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Lucent Technologies Inc., a Delaware corporation ("Lucent"), to purchase all of the Shares (as defined below) of SpecTran Corporation, a Delaware corporation (the "Company").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is SpecTran Corporation. The address of the principal executive office of the Company is 50 Hall Road, Sturbridge, Massachusetts 01566. The title of the class of equity securities to which this
Schedule 14D-9 relates is the common stock of the Company, par value $.10 per share (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the tender offer (the "Offer") disclosed in the Tender Offer Statement on Schedule 14D-1 dated July 21, 1999 (as amended or supplemented, the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") by Lucent and the Purchaser, relating to an offer by the Purchaser to purchase all outstanding Shares at a price of $9.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 21, 1999, a copy of which is filed as Exhibit (a)(1) hereto (the "Offer to Purchase"), and the related Letter of Transmittal, a copy of which is filed as Exhibit (a)(2) hereto. The principal executive offices of each of Lucent and the Purchaser are located at 600 Mountain Avenue, Murray Hill, New Jersey 07974.

     The Offer is being made pursuant to an Agreement of Merger, dated as of July 15, 1999 (the "Agreement of Merger"), among the Company, Lucent and the Purchaser. A copy of the Agreement of Merger is filed as Exhibit (c)(1) hereto and is hereby incorporated by reference. The Agreement of Merger provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Agreement of Merger and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law" or the "DGCL"), the Purchaser will be merged with the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Lucent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) owned or held in treasury by the Company, (ii) owned by the Purchaser or Lucent, (iii) remaining outstanding held by any subsidiary of the Company or Lucent or (iv) owned by stockholders who shall have demanded properly and perfected appraisal rights, if any, under Delaware Law) will be canceled and converted automatically into the right to receive the Offer Price (the "Merger Consideration"). The Agreement of Merger is summarized in Section 12 of the Offer to Purchase.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

     (b) Certain contracts, agreements, arrangements or understandings known to the Company between the Company or its affiliates and (i) certain of the Company's executive officers, directors or affiliates or (ii) certain of Lucent's executive officers, directors or affiliates are described in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A (the "Information Statement"). Other such contracts, arrangements and understandings known to the Company are summarized in Item 4(b) below and are incorporated herein by reference. The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with the Purchaser's right (after consummation of
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the Offer) to designate persons to be appointed to the Board of Directors of the
Company other than at a meeting of the stockholders of the Company. The Information Statement is hereby incorporated by reference herein.

     The transactions discussed in this Schedule will result in an acceleration of benefits to executive officers and directors and certain consultants and employees under the Company's Incentive Stock Option Plans, Supplemental Retirement Agreements and Retirement Plan for Outside Directors. In addition, certain executive officers have certain benefits under employment agreements although the executive officers have acknowledged that the consummation of the Agreement of Merger will not constitute a Change in Control as defined in each executive's employment agreement. For further information see in the attached Information Statement the sections entitled "Employment Agreements and Change-In-Control Arrangements," "Supplemental Retirement Benefits," "Incentive Stock Option Plan" and "Retirement Plan for Outside Directors", and Section 6.5 of the Agreement of Merger requiring prior to completion of the Merger the termination of, among other things, the Supplemental Retirement Agreement and retirement plans including the Retirement Plan for Outside Directors, and the payout of accrued benefits in accordance with procedures set forth therein.

     The information contained under the caption "Purpose of the Offer; The Merger Agreement" in Section 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

(A) RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board of Directors of the Company has unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and unanimously recommends that stockholders of the Company accept the Offer and tender their Shares to the Purchaser pursuant to the terms of the Offer. This recommendation is based in part upon an opinion of Lazard Freres & Co. LLC ("Lazard"), the Company's investment banker, that as of the date of the Agreement of Merger the $9.00 per Share in cash to be received by the Company's stockholders in the Offer and the Merger is fair to such stockholders from a financial point of view (the "Fairness Opinion"). The Fairness Opinion contains a description of the factors considered, the assumptions made, and the scope of the review undertaken by Lazard in rendering its opinion. The full text of the opinion of Lazard is attached hereto as Annex B to this Schedule 14D-9 and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ SUCH OPINION OF LAZARD IN ITS ENTIRETY.

     As set forth in the Agreement of Merger, the Purchaser will purchase Shares tendered prior to the close of the Offer if the conditions to the Offer have been satisfied (or waived).

     Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares (unless at least 90% of the outstanding Shares are held by the Purchaser) are required to approve the Merger. Accordingly, if the minimum condition of and the other conditions to the Offer are satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder. Under Delaware Law, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, the Purchaser will be able to approve and adopt the Agreement of Merger and the Merger, without a vote of the Company's stockholders. Lucent, the Purchaser and the Company have agreed to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Agreement of Merger. If the Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware Law, a longer period of time will be required to effect the Merger.

     The initial expiration date for the Offer is 12:00 Midnight, New York City time, on August 17, 1999, unless the Purchaser extends the period of time for which the Offer is open. Lucent and Purchaser have agreed that if the minimum condition of and the other conditions to the Offer are not satisfied on any scheduled

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expiration date of the Offer then, provided that all such conditions are reasonably capable of being satisfied, Purchaser shall extend the Offer from time to time until such conditions are satisfied or waived, provided that Purchaser shall not be required to extend the Offer beyond September 30, 1999.

     A copy of the press release jointly prepared by Lucent and Issuer and released by Lucent on July 15, 1999 announcing the Merger and the Offer is filed as Exhibit (a)(3) hereto and is incorporated herein by reference in its entirety.

(B) BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION.

  Background of the Relationship.

     The Company has a long-standing relationship with Lucent both as a supplier of optical fiber to Lucent and a licensee of technology from Lucent.

     Supply Relationship with Lucent

     The Company and Lucent have a three-year supply agreement (the "Supply Agreement") terminating December 31, 1999, under which Lucent is required to make certain annual minimum purchases of optical fiber. Lucent has satisfied its minimum annual purchase obligations under the Supply Agreement through and including 1999. In 1998, Lucent purchased quantities of optical fiber in excess of the required annual minimum. In September 1998, the Company and Lucent began discussions regarding quantities of optical fiber Lucent anticipated purchasing from the Company in 1999. In the course of these discussions, the parties discussed the possibility of entering into a new supply agreement to replace the Supply Agreement. Those discussions continued through January 1999 when Lucent stated that it would not enter a new supply agreement but would (and did) make additional purchases under the terms of the Supply Agreement on an as needed basis. On June 1, 1999, Lucent advised the Company that, due to excess inventories, for the remainder of the year Lucent would decrease significantly the amount of optical fiber it would purchase from the Company. During the calendar years ended December 31, 1998 and 1997, the Company sold (the Company recognizes revenue when a product is shipped) approximately $26 million and $6.6 million, respectively, of optical fiber to Lucent. During the six month period ended June 30, 1999, the Company sold approximately $9.5 million of optical fiber to Lucent.

     Licensee Relationship with Lucent

     The Company has been a licensee of Lucent's and its predecessor companies' optical fiber patents since 1981. From mid 1997 until October 30, 1998, the Company and Lucent discussed the possibility of entering into a further patent license agreement. On October 30, 1998, the Company and Lucent established a new worldwide, non-exclusive license exchanging rights under their optical fiber patents issued prior to January 1, 1998, and additional patents related to multimode fiber based on applications filed through October 1998. The Company is licensed by Lucent to make optical fiber at its existing factories for worldwide use and sale and export from the United States. The license contains some product limitations including certain exclusions to make or sell select specialty fibers for some applications. Lucent receives non-exclusive, royalty-free worldwide rights. The Company agreed to pay Lucent a $4.0 million license fee in installments and, beginning in 2000, a royalty on sales. On January 31, 1999, the Company paid the first license fee installment of $750,000 and will be making a further $500,000 payment on July 31, 1999. An additional $1,000,000 is due in 2000, $1,000,000 in 2001 and $750,000 in 2002. Lucent has
the right to terminate the agreement if the Company is acquired by an optical fiber manufacturer.

     For the six months ended June 30, 1999, the Company made no royalty payments to Lucent. For the fiscal years ending December 31, 1998, 1997 and 1996, the Company made aggregate royalty payments to Lucent of approximately $60,000, $890,000 and $760,000, respectively. All such royalty payments were in respect of sales by SpecTran Communication Fiber Technologies, Inc., a subsidiary of the Company.

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  Background of the Offer

     The Company has been in the process of substantially expanding its capacity at its manufacturing facilities and completing the development of and implementing a new optical fiber manufacturing process, which has required significantly more funds and more time than anticipated. In addition, there were operational and inventory issues at a subsidiary in part related to its relocation and expansion. Sales growth and gross profit in 1998 were adversely affected by highly competitive market conditions and pricing pressures caused by an industry-wide oversupply situation.

     The Company has financed its capital and operational needs through a combination of cash flow from operations and borrowings under its loan agreements. The Company violated certain covenants contained in both its revolving credit agreement and senior secured notes as a result of its second quarter 1998 results.

     In the third quarter of 1998, the Company entered negotiations with its lenders to revise those covenants and began exploring various financial and strategic alternatives including seeking additional capital or entering into strategic alliances in an attempt to reduce its debt. During the fourth quarter of 1998 the Company received an unsolicited proposal from a company (Company A) seeking to make a minority equity investment in the Company at an unattractive price coupled with substantial governance and management controls. The Company determined to explore retaining expert advice to assist the Company in evaluating this proposal as well as to explore other financial and strategic alternatives.

     In late November 1998, Mr. Robert A. Schmitz, a director of the Company, who was also serving as a financial advisor to the Company, contacted Lazard and suggested that Lazard meet with the Board of Directors of the Company.

     In December 1998, the Company signed an agreement with its lenders to amend certain covenants contained in both the revolving credit agreement and the senior secured notes. In connection with the signing of that agreement, all violations of the original agreements were waived. The Company has continued to finance its capital and operational needs through a combination of cash flow from operations and borrowings and expects to continue to do so, assuming the Company continues to meet its lenders revised covenants. While the Company has been in compliance with all the revised covenants, there continues to be no assurance that the Company would be able to remain in compliance with all the revised covenants.

     On January 7, 1999, representatives of Lazard made a presentation to the Board of Directors of the Company. After representatives of Lazard were excused, the directors present voted unanimously to engage Lazard to explore and advise the Board of Directors concerning financial and strategic alternatives for the Company and on January 25, 1999, the Company entered into an agreement with Lazard to do so.

     On February 1, 1999, because of the Company's significant business relationships with Lucent, a representative of Lazard and Mr. Charles B. Harrison, President, Chief Executive Officer and Chairman of the Board of Directors of the Company, pursuant to a confidentiality agreement later signed, met with Mr. Robert Mohalley, Strategy Vice President for Lucent's Network Products Group, and Mr. Denys Gounot, Chief Operating Officer of Lucent's Network Products Group, to inform them that Lazard had been engaged to explore financial and strategic alternatives for the Company.

     In early February, at the request of the Company, Lazard began contacting prospective strategic and financial partners and, during the months of February and March, contacted 34 parties (including Lucent) and supplied a number of them with non-public information pursuant to confidentiality and non-disclosure agreements. During February, management and representatives of Lazard met with some of the 34 contacted parties who expressed potential interest in pursuing various types of transactions. On February 17, 1999, Lazard and management provided to the Board of Directors a status report of their efforts to explore financial and strategic alternatives for the Company.

     In late February and early March, twelve interested parties submitted non-binding preliminary indications of interest for a variety of proposed transactions. These interested parties were invited to conduct detailed due diligence reviews, including meetings with Company management, review of additional non-public information and tours of the Company's facilities.

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     In early March 1999, although Lucent stated it did not expect to submit a proposal, Lucent indicated interest in meeting with senior management and visiting the Company's facilities.

     During March and April, management and representatives of Lazard met with those companies who had given preliminary indications of interest in pursuing various types of transactions.

     On March 18, 1999, Lazard and management provided to the Board of Directors a status report on their efforts to explore financial and strategic alternatives for the Company.

     On March 24 and 25, 1999, representatives from Lucent conducted due diligence on the Company and visited the Company's facilities.

     In late April and early May, the Company received second non-binding indication of interest letters from six interested parties describing various alternative transactions, including a supply agreement with warrants to purchase common stock, cash purchase of different subsidiaries of the Company, a minority cash investment with a supply agreement and substantial governance rights, a merger of optical fiber assets and two proposals to acquire the Company, one for stock and one for cash.

     On April 21, 1999, Lazard and management provided to the Board of Directors a status report on their efforts to explore financial and strategic alternatives for the Company.

     In late April, Lucent informed Lazard that it was not going to submit a proposal, but might be interested under the right circumstances in pursuing a supply agreement.

     On May 10, 1999, a representative from Lucent (Mr. Mohalley) sent the Company a letter stating that upon further review Lucent might be interested in pursuing a transaction. On May 11, 1999, during a telephone conversation, Mr. Mohalley asked Mr. Harrison for at least an additional two weeks to conduct more due diligence before submitting an indication of interest letter.

     On May 11, 1999, the Board of Directors of the Company met to discuss the indication of interest letters and Lucent's request for additional time. All of the Company's directors were present, as were representatives of Lazard. At the meeting the directors discussed the non-binding proposals contained in those letters and determined that each of the proposals had drawbacks. The proposed minority investment from Company A was for an inadequate per share price coupled with significant management and governance controls. The Board rejected the two proposals to purchase only the specialty subsidiary since it was viewed as having substantial growth potential, the prices were inadequate and stockholder value was not adequately enhanced. One letter referred to a merger but Lazard and the Company were unable to obtain a firm proposal. Regarding an offer for a supply agreement with warrants, the supply agreement was at below current market prices for optical fiber and the offer did not provide the capital infusion that the Company desired. The Board directed the Company's management and Lazard to continue to pursue a possible transaction with Lucent and further refine and clarify the other two proposals, one involving the sale of the Company for cash (Company C) and the other involving the sale of the Company for stock (Company
B).

     On May 17-18, 1999, representatives of Lucent, including Mr. Terrence Bentley, Director Corporate Development of Lucent, and Mr. Richard Sullivan, Network Products Group Director Business Development of Lucent, visited the Company to conduct further due diligence. Subsequently, there were a number of calls among representatives of Lucent, the Company and Lazard to review various due diligence items.

     On May 19, 1999, senior management of the Company and representatives of Lazard visited Company B to conduct due diligence on Company B. Subsequently, there were a number of calls among representatives of Company B, the Company and Lazard to review various items related to due diligence both by the Company on Company B and by Company B on the Company.

     On May 20-21, 1999, representatives of Company C visited the Company to conduct further due diligence. Subsequently, there were a number of calls among representatives of Company C, the Company and Lazard to review various due diligence items.

     On May 28, 1999, at the Annual Meeting of the Company's stockholders, the Company publicly announced its 1999 projected net sales of more than $90 million and projected growth rates of sales and
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earnings through 2003, information which had been shared under confidentiality agreement with each of the prospective strategic and financial partners.

     At a June 4, 1999, meeting of the Board of Directors, senior management of the Company and representatives of Lazard reported on the status of their efforts to explore financial and strategic alternatives for the Company, including reviewing the non-binding proposals submitted to the Company and reporting that there was serious interest being expressed by Lucent, but that certain persons at Lucent believed the Company to be worth approximately $6 per share if the value of Lucent's purchases of optical fiber from the Company were eliminated.

     On June 14, 1999, senior executives from Lucent visited the Company to meet with senior management of the Company and to tour the facilities.

     On June 15, 1999, Company C informed Lazard that Company C was withdrawing from the process until after the Company's results for the quarter ended September 30, 1999 were available and subject to additional discussions and diligence.

     On June 15, 1999, Company B sent a letter reducing its proposed exchange ratio. On the same day, Mr. Bentley indicated to Mr. Harrison that Lucent would be willing to offer $8.00 per Share in cash subject to due diligence. Concurrently, a representative of Lucent reviewed different valuations of the Company's stock.

     On June 16, 1999, a representative of Lazard contacted Mr. Bentley and suggested that Lucent submit a proposal in writing to acquire the Company for Lucent stock at a price higher than $8.00 per Share.

     On June 17, 1999, a representative of Lucent informed a representative of Lazard that Lucent had completed its purchases of optical fiber from the Company for the year. Later that day, Lucent submitted a non-binding indication of interest letter for the acquisition of the Company for $8.00 - $8.75 per Share.

     At a June 18, 1999 telephonic meeting of the Board of Directors, a representative of Lazard reported that the Company had received a non-binding indication of interest letter from Lucent for $8.00 - $8.75 per Share and that Lucent had stated that it had completed its purchases of optical fiber from the Company for the year. A representative of Lazard added that it was unclear if Lucent's proposal contemplated stock or cash consideration. He then reported that Company C had determined to defer proceeding further until after the Company's results in the quarter ended September 30, 1999 were available and subject to additional discussions and diligence. A representative of Lazard also reported that Company B had reduced its stock offer. A representative of Lazard observed that Company B's stock was highly illiquid, had limited institutional ownership and no equity research coverage and should the Company's stockholders receive such stock, and wish to liquidate their position, they may be unable to do so without realizing a significant discount. In addition, Lazard informed the Board of Directors that Lazard was unable to evaluate Company B, including its market price, with any reasonable degree of assurance. The Board discussed the Lucent proposal, expressed concern about the price and the strong desire that any offer be for stock consideration.

     On June 21, 1999, Mr. Harrison met with Mr. Bentley, indicated that Lucent's offer was insufficient and that the Company strongly preferred a stock transaction. During this meeting, the Company's auditors by telephone informed Mr. Harrison and Mr. Bentley that any business combination in which the Company was involved would not be eligible to be accounted for on a pooling of interests basis. At the end of the meeting, Mr. Bentley indicated that Lucent would be willing to increase its previous non-binding indication of interest to $9.00 per Share in cash but did not want to pursue a stock transaction.

     On June 21, 1999, the Board of Directors met by conference telephone call in the evening (one director was unavailable) and discussed Mr. Harrison's report of his meeting with Lucent. The Board directed Mr. Harrison to discuss a possible stock transaction again with Mr. Bentley.

     On June 22, 1999, the Company and Lucent executed a revised non-disclosure agreement.

     On the morning of June 22, 1999, Mr. Harrison spoke with Mr. Bentley. Mr. Harrison reported again that the Company's Board strongly preferred a stock transaction. Mr. Bentley reiterated that Lucent would not agree to a stock transaction but would be interested in pursuing a $9 per Share cash transaction.

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     On June 22, 1999 at 5:00 p.m., the Board of Directors of the Company met
and was updated by Mr. Harrison. The Board repeated its preference for a stock transaction. The Board directed Mr. Harrison to attempt again to ascertain whether Lucent would be willing to acquire the Company for stock, but also authorized Mr. Harrison to proceed with discussions regarding a cash transaction for $9 per Share or higher. Later that evening, Mr. Harrison raised the matter of a stock transaction again with Mr. Bentley.

     On June 23, 1999, Mr. Bentley informed Mr. Harrison that Lucent was strongly disinclined to do a stock transaction for a number of reasons, including added costs to Lucent in time and expense. Mr. Bentley stated that he would consider discussing with the CFO of Lucent an acquisition of the Company at a per Share price of $8 in Lucent stock but advised Mr. Harrison that he did not believe such a transaction would be approved and that the environment for obtaining such approval from Lucent's senior management was very unfavorable. Mr. Harrison stated he would discuss the matter with the Company's directors and advise Mr. Bentley. Mr. Harrison polled the Board and the unanimous sense was to proceed with negotiations for a $9 per Share cash transaction. Mr. Harrison so informed Mr. Bentley that same day.

     On June 25, 1999, Company C sent a letter to the Company confirming in writing its June 15, 1999 conversation with a representative of Lazard.

     On June 28 and June 29, 1999, representatives from Lucent visited the Company to meet with senior management of the Company, to tour the facilities and to continue due diligence. On June 30, 1999, the parties agreed to proceed on a non-binding basis.

     From July 1 to July 14, 1999, representatives of Lucent conducted further due diligence. The representatives also negotiated the Agreement of Merger with representatives of the Company. During negotiations, the Company requested and Lucent agreed to eliminate several deal protection measures including an option to acquire up to 19.9% of the Company's Shares under certain conditions, agreements from directors and officers to tender their Shares and vote in favor of the Merger and a reduction in the break-up fee in the event the transaction was not completed for certain reasons from $2.5 million to $2.0 million.

     On July 14, 1999, the Board of Directors of the Company held a meeting to consider the Offer, the Merger and the Agreement of Merger. At the meeting, the Board of Directors reviewed the Offer, the terms of the Agreement of Merger with its legal counsel and representatives of Lazard. The Board of Directors of the Company heard presentations by its legal counsel with respect to the terms of the proposed offer, the Merger and the Agreement of Merger, and legal counsel advised the Board of Directors that the negotiations for the Agreement of Merger were substantially complete. The Board of Directors also heard a presentation by representatives of Lazard with respect to the financial terms of the Offer and the Merger and Lazard's valuation analysis. The Board of Directors, with the participation of the representatives of Lazard, reviewed again the alternatives for the Company.

     At the conclusion of the presentation, representatives of Lazard delivered Lazard's oral opinion that, as of the date of the Agreement of Merger, and based upon the procedures followed, matters considered, assumptions made and limitations of the review undertaken in connection with such opinion, the $9.00 in cash per Share to be paid to the stockholders of the Company pursuant to the Offer and the Merger was fair to such stockholders from a financial point of view. Lazard subsequently delivered a written opinion dated the date of the Agreement of Merger to the same effect.

     Based upon such discussion, presentations and opinion, the Board of Directors of the Company has unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and unanimously recommends that stockholders of the Company accept the Offer and tender their Shares to the Purchaser pursuant to the terms of the Offer.

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  Reasons for the Recommendation.

     In reaching its determination described above, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

          (i) the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits to the Company's stockholders of such alternatives and the timing and the likelihood of accomplishing any of such alternatives;

          (ii) the Company's prospects if it were to remain independent, its growth potential, the risks inherent in remaining independent, the Company's existing debt and the need for capital to achieve its longer term business plan;

          (iii) the competitive advantage in the industry of large optical fiber manufacturers and the competitive advantage of large integrated optical fiber, optical cable and systems manufacturers, including Lucent, with substantial financial resources;

          (iv) the dependence of the Company for its sales of multimode optical fiber on relatively few customers, some of whom, including Lucent, are licensors and competitors of the Company. In particular, the Board considered whether, in light of Lucent's decreased demand for fiber, if the acquisition did not occur, Lucent would increase its own capacity to manufacture current or new optical fiber designs itself;

          (v) in view of the extensive efforts of both the Company and Lazard to find financial and strategic partners and potential acquirors, that it was highly unlikely that any other party would propose to enter into a more favorable transaction to the Company and its stockholders;

          (vi) the presentation of Lazard at the July 14, 1999 meeting of the Board of Directors and the opinion of Lazard to the effect that, as of such date, the $9 in cash per Share to be paid to the stockholders of the Company pursuant to the Offer and in the Merger was fair to such stockholders from a financial point of view. A copy of the written opinion of Lazard, which sets forth the procedures followed, matters considered, assumptions made and limitations of the review undertaken by Lazard, is attached hereto as Annex B. STOCKHOLDERS ARE URGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY;

          (vii) current financial market conditions, volatility and trading information with respect to the Shares of the Company and the historical prices for the Shares, including the fact that, although the proposed purchase price of $9 per Shares is less than recent NASDAQ National Market closing prices for the Share, representing a discount of approximately 21.7% over the July 14, 1999 market price of $11.50 per Share and discounts of approximately 14.0% and 4.0% over the one and two months average closing prices of $10.46 and $9.37 per Share, respectively, the $9 per Share purchase price represents: a premium of approximately 10.2% over the three month average closing price of $8.17 per Share; a premium of approximately 38.2% over the six month average closing price of $6.51 per Share; a premium of approximately 40.2% over the average closing price since January 1, 1999; and a premium of approximately 56.6% over the one year average closing price of $5.75.

          (viii) the likelihood that the proposed acquisition would be consummated, in light of the experience, reputation and the financial strength of Lucent and the absence of any financing condition in the Offer;

          (ix) the financial and other terms and conditions of the Offer, the Merger and the Agreement of Merger, including, without limitation, the fact that the terms of the Agreement of Merger will not prevent other third parties from making certain bona fide proposals subsequent to execution of the Agreement of Merger, will not prevent the Board of Directors from determining, in the exercise of its fiduciary duties in accordance with the Agreement of Merger, to provide information to and engage in negotiations with such third parties and will permit the Company, subject to the non-solicitation provisions and the payment of the termination fee of $2.0 million, to enter into a transaction with a third party that would be more favorable to the Company's stockholders than the Offer and the Merger; and

          (x) the anticipated benefits of the Merger to the Company's employees and the communities in which the Company operates.

     The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. The Board did not assign relative weights to the above factors or determine that any factor was of particular importance relative to other factors. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it during the process followed by the Board. In addition, it is possible that different members of the Board assigned different weights to the different factors.

     The Board recognized that there can be no assurance as to the level of growth or profits to be attained by Company, if it remained independent, or by the Surviving Corporation in the future.

     It is expected that, if the Shares are not purchased by Lucent in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business.

     THE FULL TEXT OF THE WRITTEN FAIRNESS OPINION OF LAZARD IS FILED AS EXHIBIT
(a)(4) TO THIS SCHEDULE 14D-9 AND IS ALSO ATTACHED HERETO AS ANNEX B. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. SUCH OPINION WAS PRESENTED FOR THE INFORMATION OF THE BOARD IN CONNECTION WITH THEIR CONSIDERATION OF THE AGREEMENT OF MERGER AND IS DIRECTED ONLY TO THE FAIRNESS (FROM A FINANCIAL POINT OF VIEW) OF THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF SHARES (OTHER THAN LUCENT AND ITS AFFILIATES) PURSUANT TO THE OFFER AND THE MERGER. SUCH OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER SHARES IN THE OFFER OR HOW TO VOTE WITH RESPECT TO THE MERGER.

     IN LIGHT OF THE FACTORS SET FORTH ABOVE, THE BOARD RESOLVED UNANIMOUSLY TO APPROVE THE OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND RESOLVED UNANIMOUSLY TO RECOMMEND THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE PURCHASER.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     In connection with Lazard's services as investment banker to the Company, the Company has paid Lazard a $250,000 retention fee and will pay Lazard a fee equal to a customary percentage of the transaction value upon the consummation of the Offer and the Merger.

     The Company has agreed to reimburse Lazard for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. The Company also has agreed to indemnify Lazard and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including certain liabilities under the federal securities laws.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except as follows:

          1. The Company has granted options to purchase Shares, and issued Shares upon exercise of options held by, employees and consultants under its stock plans.

          2. In accordance with the Company's automatic payroll deduction employee stock purchase plan, Charles B. Harrison purchased 241 Shares in April 1999 for $3.875 per share, 238 Shares in May 1999 for $7.875 per Share, 185 Shares in June 1999 at $10.125 per Share and 157 Shares in July 1999 at $11.9375 per Share.

          3. The following executive officers of the Company were granted options to purchase Shares on the dates and at the per Share exercise prices set forth below:

NAME                                        EXERCISE PRICE     GRANT DATE     OPTION SHARES
----                                        --------------    ------------    -------------
Charles Harrison..........................      $9.25         May 28, 1999       25,000
John Chapman..............................      $9.25         May 28, 1999       14,000
Martin Seifert............................      $9.25         May 28, 1999       14,000

---------------
(b) To the Company's knowledge, all of the Company's executive officers and directors who own Shares currently intend to tender all of their Shares (other than Shares, if any, held by such person that, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Exchange Act) pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     Except as set forth above or in Item 3(b) or (c) or 4(a) above, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described above or in Item 3(b) or (c) or 4(a) above, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     LITIGATION. After the announcement of the Agreement of Merger by the Company and Lucent on July 15, 1999, two putative class action lawsuits relating to the Merger were filed in the Court of Chancery for the State of Delaware:
Chase v. Harrison et. al., C.A. No. 17312-NC and Airmont Associates et. al., v. SpecTran Corporation et. al., C.A. No. 17314-NC.

     The lawsuits were filed by plaintiffs claiming to be stockholders of the Company, purportedly on behalf of all the Company's stockholders, against the Company, members of the board of directors of the Company and Lucent. The plaintiffs in both lawsuits allege, among other things, that the terms of the proposed Merger were not the result of an auction process or active market check, that the $9.00 per share price offered by Lucent is inadequate, and that the Company's directors breached their fiduciary duties to the stockholders of the Company in connection with the Agreement of Merger. Both lawsuits seek to have the Merger enjoined or, if the Merger is completed, to have it rescinded and to recover unspecified damages, fees and expenses. The Company and Lucent intend to vigorously oppose these lawsuits.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase dated July 21, 1999.

     (a)(2) Letter of Transmittal.

     (a)(3) Press Release jointly prepared by Lucent and the Company and issued by Lucent on July 15, 1999.

     (a)(4)(1) Opinion of Lazard Freres & Co. LLC dated July 15, 1999.

     (a)(5) Letter to Stockholders, dated July 21, 1999, from Charles B. Harrison, Chairman of the Board of Directors and President and Chief Executive Officer of the Company.*

     (c)(1) Agreement of Merger, dated as of July 15, 1999, among Lucent, the Purchaser and the Company.

     (c)(2)(2) The Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

     (c)(3) Contractual Agreement between Lucent Technologies Inc. and SpecTran Corporation, dated October 3, 1996. The Company has been granted confidential treatment for portions of this Exhibit.

     (c)(4) Patent License Agreement between Lucent Technologies and SpecTran Corporation dated as of October 30, 1998. The Company has been granted confidential treatment for portions of this Exhibit.
---------------
 *  Included in copies mailed to stockholders.

(1) Attached hereto as Annex B.

(2) Attached hereto as Annex A.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          SPECTRAN CORPORATION

                                          By:    /s/ CHARLES B. HARRISON
                                            ------------------------------------
                                            Charles B. Harrison
                                            President, Chief Executive Officer
                                              and
                                            Chairman of the Board of Directors

Dated: July 21, 1999

                                    ANNEX A

                              SPECTRAN CORPORATION
                            SPECTRAN INDUSTRIAL PARK
                                  50 HALL ROAD
                        STURBRIDGE, MASSACHUSETTS 01566

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about July 21, 1999, as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of SpecTran Corporation (the "Company") to the holders of record of shares of Common Stock, par value $0.10 per share, of the Company (the "Shares") at the close of business on or about July 21, 1999. You are receiving this Information Statement in connection with the possible appointment following consummation of the Offer (as defined below), of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company.

     On July 15, 1999, the Company, Lucent Technologies Inc., a Delaware corporation ("Parent") and Seattle Acquisition Inc., a Delaware corporation and wholly owned subsidiary of Parent (the "Purchaser"), entered into an Agreement of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Parent will cause the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $9.00 per Share, net to the seller in cash and without interest thereon and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

     The Merger Agreement requires the Company to cause the directors designated by Parent to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers of the Company."

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on July 21, 1999. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on August 17, 1999, unless the Offer is extended.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
                                 OF THE COMPANY

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of July 14, 1999, there were 7,040,930 Shares outstanding. The Company's Board of Directors currently consists of three classes with seven (7) members. At each annual meeting of stockholders, all of the directors in the class being voted upon are elected for three-year terms. The officers of the Company serve at the discretion of the Board.

     Pursuant to the Merger Agreement, upon the acceptance for payment of, and payment for, Shares by Purchaser pursuant to the Offer, Purchaser will be entitled to designate such number of directors on the Board of Directors of the Company (the "Parent Designees"), as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company's Board of Directors equal to the product of (i) the total number of directors on the Company's Board of Directors and (ii) the percentage that the number of Shares purchased by Purchaser in the Offer bears to the number of Shares outstanding, and the Company will, at such time, cause the Parent Designees to be so elected by its existing Board of Directors;

provided, however, that in the event that the Parent Designees are elected to the Board of Directors of the Company, until the Effective Time such Board of Directors will have at least two directors who are directors of the Company on the date of the Merger Agreement and who are not officers of the Company or any of its subsidiaries (the "Independent Directors") and; provided, further that, in such event, if the number of Independent Directors will be reduced below two for any reason whatsoever, the remaining Independent Director shall designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors of the Company will designate two persons to fill such vacancies who shall not be officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Parent or any of its subsidiaries, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement.

     Parent has informed the Company that it will choose the Parent Designees from persons listed below. Parent has informed the Company that each of the Parent Designees has consented to act as a director, if so designated. Biographical information concerning each of the Parent Designees is presented below. The following biographical information provided herein regarding Parent, the Purchaser, and any Parent Designees has been furnished by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                                                   POSITION WITH PARENT;
                                            PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                           FIVE YEAR EMPLOYMENT HISTORY
----                                   ---------------------------------------------
William R. Spivey....................  Group President, Network Products Group
                                       business unit of Parent since October 1997
                                       and President of the Purchaser since June
                                       1999. Previously Dr. Spivey was Vice
                                       President, Systems and Components,
                                       Microelectronics business unit of Parent.
                                       Joined AT&T in 1994. Previously Dr. Spivey
                                       was President of Tektronix Development
                                       Company for Tektronix, Inc. based in Oregon.
                                       He has also held senior management positions
                                       for Honeywell, Inc. and General Electric in
                                       various systems control, computer and
                                       semiconductor units. Age: 53.
Carol E. Kirby.......................  Corporate Counsel for the Network Products
                                       Group of Parent since 1998 and Director and
                                       Vice President of the Purchaser since June
                                       1999. Corporate counsel for Parent and AT&T
                                       Corp. since 1991. Age: 45.
Pamela F. Craven.....................  Vice President -- Law of Parent since 1996 and Secretary of Parent since February 1999.
                                       Director and Vice President of the Purchaser
                                       since June 1999. Joined AT&T Corp. Law
                                       Division in 1991. Age: 45.
Justin C. Choi.......................  Corporate Counsel in the Mergers and
                                       Acquisitions Law Group of Parent since 1997
                                       and Director and Secretary of the Purchaser
                                       since June 1999. Associate at Paul, Hastings,
                                       Janofsky & Walker (law firm) (1990-1997).
                                       Citizen of the Republic of Korea. Age: 33.

     None of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to Parent's knowledge, beneficially owns any securities (or rights to acquire any securities) of the Company. The

Company has been advised by Parent that, to Parent's knowledge, none of the Parent Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9.

     Biographical information concerning each of the Company's current directors and executive officers as of July 14, 1999 is as follows:

NAME                                 AGE                POSITION
----                                 ---                --------
Charles B. Harrison................  62    President, Chief Executive Officer
                                           and Chairman of the Board of
                                             Directors
George J. Roberts..................  54    Senior Vice President, Chief
                                           Financial Officer, Secretary and
                                             Treasurer
John E. Chapman....................  44    Senior Vice
                                           President -- Technology, Director
                                             and President, SpecTran
                                             Communication Fiber Technologies,
                                             Inc.
Ira S. Nordlicht...................  50    Assistant Secretary, Director
Dr. Paul D. Lazay..................  60    Director
Richard M. Donofrio................  61    Director
Dr. Lily K. Lai....................  58    Director
Robert A. Schmitz..................  58    Director
Martin F. Seifert..................  40    Vice President, President of
                                           SpecTran Specialty Optics Company

     Mr. Harrison was appointed President and Chief Executive Officer of the Company April 13, 1998 and is also Chief Executive Officer and a Director of each of the Company's wholly-owned subsidiaries. Mr. Harrison became Chairman of the Board of Directors of the Company on January 1, 1999. Previously, Mr. Harrison served as an Engineering and Management Consultant to Rockwell International on a number of programs. Among other consulting assignments for Rockwell, he served in Moscow from December 1995 to July 1996 as Senior Executive of CIS affairs. Mr. Harrison retired from Rockwell International as Corporate Vice President Engineering in April 1995. In the two years preceding his retirement, Mr. Harrison served as Corporate Vice President Engineering, having primary responsibility for engineering and research activities across Rockwell's Aerospace and Defense operations with a special focus on identifying opportunities and establishing joint U.S./Russian defense conversion projects. From 1991 to 1993, he served as Vice President of Advanced Technology and Engineering for Defense Electronics responsible for research, product development, and large systems engineering contracts in Rockwell's five defense related divisions. During this time, he also had the senior executive responsibility for Rockwell's Electro Optics Center. From 1984-1991, he served as Chief Technology Officer and as Vice President of the Network for Southern New England Telephone (SNET) directing the conversion to all electronic switching and fiber optic backbone and local transmission systems. He also served for two years as President of Sonecor Systems for SNET. From 1968-1984 he held increasingly responsible positions with Collins Radio/Rockwell International concluding as Vice President and General Manager Switching Systems Division. Mr. Harrison received a B.S. degree in Electrical Engineering from Oklahoma State University, and a M.S. degree in Engineering from Southern Methodist University.

     Mr. Roberts joined the Company as Senior Vice President, Chief Financial Officer, Secretary and Treasurer as of April 1, 1999. From 1996 to that time he served as Senior Vice President, Chief Financial Officer, Treasurer and Chief Operation Officer for the Microelectronics & Computer Technology Corporation, a unique consortium of 10 major U.S. corporations cooperating in the areas of information technology to gain a sustainable competitive advantage over foreign competition. For the preceding 30 years Mr. Roberts held a number of positions at the General Electric Company, with his last position being Vice President, Finance and Controller of Systems Support Services of GE Capital's Technology Management Services Business. He has a B.S., Finance from Siena College and completed Graduate Studies in Global Business Management at Insead Institute, France.

     Mr. Chapman, appointed in October 1995 President of SpecTran Communication Fiber Technologies, Inc., a wholly-owned subsidiary of the Company, is also Senior Vice President -- Technology, SpecTran Corporation. Mr. Chapman joined the Company in July 1983 as a Project Leader working on the development of automated test equipment. In July 1985 he assumed the position of Director of Equipment Technology and in October 1986 became Director of Quality Assurance and Management Information Systems. Mr. Chapman was appointed Director of Manufacturing and then Vice President of Manufacturing and Engineering in December 1987, and in May 1990 was appointed Senior Vice President of Manufacturing and Technology. Mr. Chapman was appointed Chief Operating Officer, Executive Vice President and Director of the Company in January 1994. After the reorganization of the Company in 1995, Mr. Chapman was appointed to the positions he holds presently. Mr. Chapman is also a Director of the Company's wholly-owned subsidiaries, SpecTran Specialty Optics Company and SpecTran Communication Fiber Technologies, Inc. Prior to joining the Company he was employed by Valtec Corporation, an optical fiber manufacturer and cabler, from March 1979 in various engineering positions related to the design of optical fiber and the development of special optical measurement equipment. Mr. Chapman holds a B.S. degree in Physics from the University of Lowell and a M.S. degree in Electrical Engineering from Northeastern University.

     Mr. Nordlicht is a partner in the law firm of Nordlicht & Hand, which provides legal services to the Company. See "Compensation Committee Interlocks and Insider Participation." Prior to entering the private practice of law, Mr. Nordlicht served as Counsel and Foreign Policy Advisor to the Chairman, U.S. Senate Foreign Relations Committee, counsel to the U.S. Senate Foreign Relations Subcommittee on Foreign Economic Policy and Senior Trial Attorney for the Federal Trade Commission. From 1980-1982 he served as a Secretary of Energy appointee to the National Petroleum Council. Mr. Nordlicht is also a Director of the Company's wholly owned subsidiaries, SpecTran Specialty Optics Company and SpecTran Communication Fiber Technologies, Inc. He holds a B.A. in Economics from Harpur College (State University of New York at Binghamton) and a J.D. from New York University School of Law. In June 1997, Mr. Nordlicht was named Legal Advocate of the Year by the U.S. Small Business Administration for his work in helping to create the Angel Capital Electronic Network, a means of financing small businesses using the Internet. Mr. Nordlicht is also a Director of The Fund for Peace, a non-profit foreign policy association.

     Dr. Lazay is currently an advisor to and investor in technology based companies. Prior to September 1997 he was the CEO and Director of Advanced Telecommunications Modules, Ltd. of Cambridge, UK and Santa Clara, CA. From April 1995 to December 1996 he was General Manager and Vice President of Cisco Systems, responsible for its ATM Switching Division in Chelmsford, MA. Dr. Lazay was a consultant to technology companies from October 1993 to April 1995. Prior to this he served as President, Chief Executive Officer and Director to Telco Systems, Inc., a designer of high speed digital fiber optic transmission terminals and multiplexing equipment until October 1993. Prior to joining Telco Systems in May 1986 as Vice President of Engineering, Dr. Lazay spent four years with ITT's Electro-Optical Products Division, first as Director of Fiber Optic Development and then as Vice President, Director of Engineering. From 1969 until 1982 he worked for Bell Telephone Laboratories, assuming a number of increasingly responsible positions at its Material Research Laboratory. Dr. Lazay is also a Director of the Company's wholly-owned subsidiaries SpecTran Specialty Optics Company and SpecTran Communication Fiber Technologies, Inc. He holds a B.S. degree from Trinity College and a Ph.D. degree in Physics from the Massachusetts Institute of Technology.

     Mr. Donofrio is a retired Senior Vice President of Southern New England Telecommunications Corporation (SNET) based in New Haven, Connecticut. During his 32 year career with SNET, as part of the Bell System, he served in increasingly responsible operating and executive positions at SNET and AT&T Corp. until his retirement in May 1993. At SNET, Mr. Donofrio served as Vice President of Revenue Requirements and Regulatory, as well as Vice President of Human Resources. During more recent years, he held a number of Senior and Group Vice President positions, and served as President of SNET Diversified Group. He also served a term as President of LIGHTNET, an SNET and CSX Corp. joint venture which constructed and operated an extensive fiber optics telecom network in the eastern half of the U.S. While at AT&T Corporate headquarters in New York, he was a Division head in the Marketing Plans Dept. and in the Federal Relations Dept. His other affiliations include: Past President of United Way of New Haven, Board of Directors of the University of New Haven, Griffin Health Services Corp. and National Engineering

Consortium. Mr. Donofrio is also a Director of the Company's wholly-owned subsidiaries, SpecTran Specialty Optics Company and SpecTran Communication Fiber Technologies, Inc. Mr. Donofrio holds a B.S. degree in Economics from Norwich University, and attended the M.B.A. program at the University of Hartford.

     Dr. Lai is President and Chief Executive Officer of First American Development Corporation, a management consulting and international business development company, and a Board member of several companies and universities. Previously, Dr. Lai headed the Corporate Planning and Development Department at Pitney Bowes, Inc. from 1989 to 1993. She was the Chief Financial and Planning Officer and the Vice President of Asia/Pacific Operations at U.S. West International from 1987 to 1989. Dr. Lai worked for AT&T from 1971 to 1987 in various management positions including Director of Corporate Strategy and Development (1983-1986), responsible for AT&T's global business development activities, and Director of International Public Affairs and Public Relations (1986-1987), responsible for managing AT&T's relationships with all international constituents (governments, partners, trade associations, presses, advertising agencies, employees, etc.). Dr. Lai is also a Director of the Company's wholly-owned subsidiaries, SpecTran Specialty Optics Company and SpecTran Communication Fiber Technologies, Inc. Dr. Lai is an MIT Sloan Fellow and holds a Ph.D. and an M.A. in Economics from the University of Wisconsin-Madison, as well as a B.S. and a M.S. in Agricultural Economics from the National Taiwan University and the University of Kentucky, respectively.

     Mr. Schmitz has operated his own private investment firm since early 1998. Prior to that time, he was managing director of Trust Company of the West, one of the nation's largest investment counseling firms, serving five years as a senior partner of TCW Capital, the firm's private equity group. In this capacity, Mr. Schmitz was directly responsible for several new investments, led two successful build-ups of existing portfolio companies and orchestrated several restructurings and turnarounds. He also provided administrative oversight for an investment portfolio of 22 companies. Mr. Schmitz served on the Board of Directors of eleven companies at TCW Capital. Mr. Schmitz has also been an advisor to a specialized investment firm that co-invests with Soros Fund Management and as such helped the firm's founder identify and evaluate investment opportunities in public and private companies. From 1983 to 1989, Mr. Schmitz was chairman and chief executive officer of Richard D. Irwin, Inc. a wholly-owned textbook publishing subsidiary of Dow Jones & Co. He also served as a vice president of Dow Jones and a member of its management committee. At McKinsey & Company from 1970 to 1982, Mr. Schmitz directed strategy, organization and diversification assignments for CEOs of large companies in the U.S. and overseas, and managed the firm's worldwide financial strategy practice. He was elected a principal of the firm in 1976. Mr. Schmitz is also a Director of the Company's wholly-owned subsidiary, SpecTran Specialty Optics Company. Mr. Schmitz graduated from the University of Michigan in 1963 with a B.A. in Economics and earned a M.S. in Business from the Sloan School of Management at the Massachusetts Institute of Technology in 1965.

     Mr. Seifert joined the Company and SpecTran Specialty Optics Company in his current positions as of August 25, 1998. Most recently, Mr. Seifert served as Chief Operating Officer of Schweitzer Engineering Labs, a privately owned company that designs and makes relays, controls, software and communications equipment for the electric power industry. Prior to joining Schweitzer in 1997, he served with Rockwell International as Manager of Rockwell Automation's Power Quality & Automation business and Global Marketing Manager of Rockwell's Allen-Bradley Drives Division. Earlier in his business career, he was Manager of Drives and Power Systems for Bucyrus-Erie Co., a mining equipment producer. He graduated from the University of British Columbia in 1982 and speaks several languages, including his native German.

BOARD MEETINGS AND COMMITTEES

     There are three standing committees of the Board of Directors: the Audit and Finance Committee, the Compensation and Incentive Stock Option Committee, and the Nominating Committee.(1) The Audit and

---------------

(1) On May 29, 1998, the Finance Committee, composed of Dr. Raymond E. Jaeger and Dr. Lily K. Lai, and Messrs. Bruce A. Cannon and Richard M. Donofrio, and the Audit Committee, composed of all of the Company's outside Directors (Drs. Lazay and Lai, and Messrs. Nordlicht and Donofrio), were consolidated into the Audit and Finance Committee, composed solely of the outside directors. Mr. Harrison had served
                                       A-5

Finance Committee, composed of all of the Company's current outside Directors, Dr. Lazay, Chair of the Committee, Dr. Lai and Messrs. Nordlicht, Donofrio, and Schmitz, confers with KPMG LLP, the Company's external auditors, regarding the scope and results of their audits and any recommendations they may have with respect to internal accounting controls and other matters related to accounting and auditing, and advises the Board of Directors with regard to financial matters referred to it from time to time by the Directors. The Company's outside Directors, with Mr. Donofrio serving as Chair of the Committee, also comprise the Compensation and Incentive Stock Option Committee which administers the Company's Incentive Stock Option Plan, reviews and recommends executive compensation and administers the Company's executive compensation plans.(2) The Nominating Committee, the members of which are Drs. Lazay and Lai and Mr. Donofrio(3), recommends persons for nomination by the Board of Directors for Directorships. The Nominating Committee will consider candidates proposed by security holders. Generally, candidates must be highly qualified and be both willing and affirmatively desirous of serving on the Board. They should represent the interests of all security holders and not those of a special interest group. A security holder wishing to nominate a candidate should forward the candidate's name and a detailed background of the candidate's qualifications to the Secretary of the Company during the Company's last fiscal quarter.

     During the year ended December 31, 1998, the Board of Directors met thirteen times, the Audit Committee met once, the Finance Committee did not meet, the Audit and Finance Committee met three times, the Nominating Committee did not meet, and the Compensation and Incentive Stock Option Committee met eight times. During 1998 each Director attended at least seventy-five percent of the aggregate of (1) the total number of meetings of the Board of Directors and
(2) the total number of meetings held by all committees of the Board on which he or she served.

COMPENSATION OF DIRECTORS

     Each Director who is not an employee of the Company receives an annual retainer of $6,000, payable quarterly, a fee of $300 for each Board meeting attended and a fee of $400 for each committee meeting attended (except that no fee is paid for those meetings of the Incentive Stock Option Committee or Compensation and Incentive Stock Option Committee ("CISOC") relating solely to the issuance of stock options) in addition to being reimbursed for reasonable out-of-pocket travel expenses in connection with attendance at those meetings. Each outside member of the Board of Directors on May 21, 1991 was automatically granted a nonqualified option to purchase 5,000 shares at a per share purchase price equal to the fair market value of the stock on that day. Thereafter, every person who becomes an outside member of the Board of Directors, without any action of the CISOC, receives an initial grant of a nonqualified option to purchase, at the fair market value of the stock on the date the option is granted, 5,000 shares on the last business day in December in the year in which the outside Director was elected a Director by the stockholders for the first time. Each such nonqualified option to purchase 5,000 shares becomes exercisable one year after the date of grant, and continues in effect for ten years. In addition, on the last business day of December in each year, each outside Director then in office is to be granted, without any action by the CISOC, a nonqualified option to purchase 1,000 shares at the fair market value of the stock on that day. Such nonqualified options to purchase 1,000 shares become exercisable in three equal annual installments beginning one year after the date of grant and continue in effect for ten years from the date of the grant. All options granted to an outside Director become exercisable (a) upon the occurrence of a Change in Control of the Company (as defined in the Company's Incentive Stock Option Plan) or (b) when such Director ceases to

--------------------------------------------------------------------------------
    on the Audit Committee until his appointment as President and Chief Executive Officer of the Company on April 13, 1998. Mr. Schmitz became a member of the Audit and Finance Committee in July 1998 after his appointment as a Director of the Company.

(2) Mr. Harrison served on the Compensation and Incentive Stock Option Committees until his appointment as President and Chief Executive Officer of the Company on April 13, 1998. Mr. Schmitz became a member of the Compensation and Incentive Stock Option Committee in July 1998 after his appointment as a Director of the Company.

(3) Mr. Nordlicht served on the Nominating Committee until July 23, 1998.

serve as a Director for any reason, except termination for cause, as long as such Director has then served as a Director of the Company for two consecutive years, including, for this purpose, time served as a Director before the adoption of this Plan.

RETIREMENT PLAN FOR OUTSIDE DIRECTORS

     To attract and retain experienced and knowledgeable individuals to serve as outside Directors of the Company and its affiliates, the Company implemented in December 1995 a Retirement Plan For Outside Directors (the "Retirement Plan") under which outside (non-management) Directors, after the completion of five full calendar years of service as an outside Director, will be entitled to an annual amount equal to the lesser of $1,000 for each year of service as an outside Director or $10,000. The benefit is payable for ten years in monthly installments, commencing upon the later of an outside Director's 65th birthday or retirement from the Board. While any benefits are paid under the Retirement Plan the former outside Director will be available to consult for the Company. The benefit will be accelerated and discounted for present value if the outside Director leaves the Board within 12 months of a Change in Control (as defined in the Retirement Plan), or if the Company is acquired through merger or consolidation or the sale of assets and the acquiring party does not agree to assume the Corporation's obligations under the Retirement Plan. The benefit is subject to forfeiture if the outside Director is removed for Cause (as defined in the Retirement Plan) or, as described in the Retirement Plan, competes with the Company. The Retirement Plan is not intended to be a Qualified Plan under the Internal Revenue Code of 1986 as amended.

COMPENSATION OF EXECUTIVE OFFICERS

                           SUMMARY COMPENSATION TABLE

     Set forth below is the remuneration for all services in all capacities to the Company for the fiscal year ended December 31, 1998 of (a) all individuals serving as the Company's Chief Executive Officer or acting in a similar capacity during the fiscal year ended December 31, 1998, regardless of compensation level, and the two other most highly compensated executive officers of the Company and its Subsidiaries who were serving as executive officers as of December 31, 1998 and whose total annual salary and bonus exceeded $100,000, and
(b) one additional individual who, although no longer serving as an executive officer of the Company or its Subsidiaries as of December 31, 1998, received an annual salary and bonus in excess of $100,000 for the year and for whom disclosure would have been provided had he been serving as an executive officer as of December 31, 1998.

                                                                                 LONG TERM
                                                                                COMPENSATION
                                                                                 AWARDS(4)
                                                                                ------------
                                                                                 SECURITIES
                                      ANNUAL COMPENSATION                        UNDERLYING     ALL OTHER
NAME AND                            -----------------------    OTHER ANNUAL       OPTIONS      COMPENSATION
PRINCIPAL POSITION            YEAR  SALARY($)(1)   BONUS($)   COMPENSATION($)       (#)            ($)
------------------            ----  ------------   --------   ---------------   ------------   ------------
Charles B. Harrison.........  1998    173,418            0        30,000(9)       100,000             0
  Chairman of the Board       1997        N/A          N/A           N/A              N/A           N/A
  Chief Executive Officer     1996        N/A          N/A           N/A              N/A           N/A
  and President(5)
Raymond E. Jaeger,..........  1998    241,785            0       (3)               74,247             0(2)
  Chairman of the Board       1997    212,792       92,860(6)    (3)               16,000         9,034(2)
  Chief Executive Officer     1996    198,967      123,388       (3)               16,000         6,000(2)
  and President,
     Consultant(5)
Bruce A. Cannon.............  1998    141,452            0       (3)               17,242             0(2)
  Chief Financial Officer     1997    134,743       38,457(6)    (3)               10,000         5,801(2)
  SpecTran Corporation(7)     1996    122,122       59,102       (3)                8,000         5,394(2)
John E. Chapman.............  1998    192,567        8,652       (3)               31,650             0(2)
  President, SpecTran         1997    182,786       77,080(6)    (3)               14,000         8,051(2)
  Communication Fiber         1996    166,112      100,932       (3)               10,000         6,000(2)
  Technologies, Inc.
John Rogers.................  1998    145,168            0       (3)                    0             0
  Acting Chief Financial      1997        N/A          N/A           N/A              N/A           N/A
  Officer SpecTran            1996        N/A          N/A           N/A              N/A           N/A
  Corporation(8)

---------------
(1) Included amounts deferred at officer's election pursuant to section 401(k) of the Internal Revenue Code accrued during 1998, 1997 and 1996, respectively, as follows: Mr. Harrison, $10,000, $0 and $0; Dr. Jaeger, $10,000, $9,360 and $9,360; Mr. Cannon, $9,660, $9,500 and $9,500; and Mr.
    Chapman, $9,480, $9,480, and $9,480.

(2) Company contributions to 401(k) and the defined contribution plan.

(3) The aggregate amount of perquisites and other person benefits did not exceed the lesser of either $50,000 or 10% of the total of annual salary and bonus reported for the named executive officer, and the named executive officer had no additional "other annual compensation".

(4) As of December 31, 1998, none of the individuals named in the Summary Compensation Table were awarded any shares of restricted stock of the Company.

(5) Dr. Jaeger served as Chief Executive Officer and President until April 1998, when Mr. Harrison assumed those positions. At that time Dr. Jaeger became a consultant to the Company. Dr. Jaeger served as Chairman of the Board during 1998; Mr. Harrison became Chairman effective January 1, 1999. In March 1999, Dr. Jaeger resigned as a director of the Company and its subsidiaries, while remaining a consultant to the Company.

(6) As per agreement with the Compensation and Incentive Stock Option Committee, half of the bonus earned under the Key Employee Incentive Plan otherwise payable in cash was instead paid in the form of a grant of incentive stock options made in 1998.

(7) Mr. Cannon who had previously resigned from his executive positions, entered into an agreement with the Company during the first quarter of 1999, effective as of December 1, 1998, memorializing his resignation as an officer and a director of the Company and its subsidiaries. Mr. Cannon remains a consultant to the Company.

(8) Mr. Rogers served as Acting Chief Financial Officer of the Company from November 1, 1998 through March 31, 1999 and had previously during 1998 provided financial consulting services to the Company. Mr. Rogers is an employee of Primary, The One For Solutions ("Primary"), a consultant to the Company. His services were provided pursuant to an agreement between the Company and Primary. All payments attributed to Mr. Rogers in the Summary Compensation Table were paid to Primary.

(9) Includes $30,000 in relocation expenses reimbursed by the Company.

INCENTIVE STOCK OPTION PLAN

     Under the Company's 1991 Incentive Stock Option Plan, as amended (the "Plan"), options to purchase up to 1,545,490 shares of Common Stock may be granted to key employees of the Company who are deemed to be significant contributors to the Company's operations or to directors who are not full-time employees of the Company or any subsidiary ("outside directors"). Of these shares, no more than 129,000 may be issued as nonqualified options. The Compensation and Incentive Stock Option Committee (the "CISOC") of the Board of Directors, which, except as described below with respect to grants to outside directors, administers the Plan, is composed of Mr. Donofrio, Chair of the Committee, Mr. Nordlicht, Dr. Lazay, Dr. Lai, and Mr. Schmitz. The award of an option, when made by the CISOC, is made based in each case on an evaluation of an employee's past or potential contribution to the Company. Approximately 67 employees of the Company and its subsidiaries are currently eligible to participate in the Plan.

     The stock options granted to key employees by the CISOC under the Plan may be either incentive stock options conforming to the provisions of Section 422 of the Internal Revenue Code, or nonqualified options. However, to the extent that the aggregate fair market value (determined at the time an option is granted) of stock with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year exceeds $100,000, such options shall be treated as non-qualified options. The stock options to be granted to outside directors must be nonqualified options.

     With respect to options granted to key employees, the purchase price for shares under each option (incentive or nonqualified) is determined by the CISOC, but will not be less than 100% of the fair market value of the stock on the date of the grant. Such options become exercisable in the manner determined by the CISOC, or, if no schedule for exercise is established, in three equal annual installments, beginning one year after the date of grant and continue in effect for ten years. If an employee, at the time the option is granted, owns more than 10% of the Company's voting stock, the option price for incentive stock options will be not less than 110% of the fair market value of the Common Stock on the date of grant, and the option will continue in effect for not more than five years.

     Exercisable options may be exercised at any time an optionee is continuously employed by the Company and for three months after termination of employment (unless employment is terminated for cause involving personal misconduct in the judgement of the CISOC). No options may be granted under the Plan after ten years from the effective date of the Plan. With respect to all options which may granted under the Plan, upon exercise of an option, the exercise price must be paid in full either in cash or in shares of Common Stock of the Company. Options are nontransferable, except by will or by the laws of descent and distribution.

     Each outside member of the Board of Directors on May 21, 1991 was automatically granted a nonqualified option to purchase 5,000 shares at a per share purchase price equal to the fair market value of the stock on that day. Each person who subsequently becomes an outside member of the Board of Directors, without any action of the CISOC, shall receive an initial grant of a nonqualified option at the fair market value of the stock on the date the option is granted to purchase 5,000 shares on the last business day in the year in which the outside director was elected a director by the stockholders for the first time. Each such nonqualified option for 5,000 shares becomes exercisable one year after the date of grant, and continues in effect for ten years. In addition, on the last business day of December in each year, each outside director then in office is to be granted, without any action by the CISOC, a nonqualified option to purchase 1,000 shares. Such nonqualified options to purchase 1,000 shares become exercisable in three equal annual installments, beginning one year after the date of grant and continue in effect for ten years. All options granted to an outside director become exercisable when such director ceases to serve as a director for any reason, except termination for cause, as long as such director has then served as a director of the Company for two consecutive years, including, for this purpose, time served as a director before the adoption of the Plan.

     The Plan replaced the Company's prior incentive stock option plan (the "Old Plan") under which options could no longer be granted after November 11, 1991. As of July 14, 1999, options to purchase 7,636 shares remained outstanding under the Old Plan at an average per share price of $3.38, and options to purchase 1,066,183 shares were outstanding under the Plan at an average per share price of $9.56. As of July 14, 1999, 374,097 shares remained available for grant under the Plan. As of July 14, 1999, the market value of a share underlying an option granted under the Plan was $11.50, and the aggregate market value of all shares reserved for the Plan was $16,563,220 on that date. The number of options to be granted in 1999 and the value of such options are indeterminable at this time.

     The Plan may be amended from time to time by the Board of Directors, subject to the approval of the stockholders for certain types of amendments.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table shows information regarding stock options granted during the fiscal year ended December 31, 1998 with respect to (a) all individuals serving as the Company's Chief Executive Officer or acting in a similar capacity during the fiscal year ended December 31, 1998, regardless of compensation level, and the two other most highly compensated executive officers of the Company and its Subsidiaries who were serving as executive officers as of December 31, 1998 and whose total annual salary and bonus exceeded $100,000, and
(b) one additional individual who, although no longer serving as an executive officer of the Company or its Subsidiaries as of December 31, 1998, received an annual salary and bonus in excess of

$100,000 for the year and for whom disclosure would have been provided had he been serving as an executive officer as of December 31, 1998. The Company has never granted any stock appreciation rights.

                               INDIVIDUAL GRANTS

                                                                                              POTENTIAL
                                                                                         REALIZABLE VALUE AT
                                                % OF TOTAL                                 ASSUMED ANNUAL
                                   NUMBER OF     OPTIONS                                RATES OF STOCK PRICE
                                  SECURITIES    GRANTED TO                                  APPRECIATION
                                  UNDERLYING    EMPLOYEES                                 FOR OPTION TERM**
                                    OPTIONS     IN FISCAL     EXERCISE     EXPIRATION   ---------------------
NAME                              GRANTED(#)*      YEAR      PRICE($/SH)      DATE        5%($)      10%($)
----                              -----------   ----------   -----------   ----------   ---------   ---------
Charles B. Harrison.............    50,000        12.86%         7.25        4-13-08     199,850     492,250
                                    25,000         6.43%       6.0465       10-13-08       5,163      86,463
                                    25,000         6.43%        20.00       10-13-08    (343,675)   (262,375)
Raymond E. Jaeger(1)............    50,000        12.86%        8.125         6-1-08     223,950     551,650
                                    24,247         6.24%        8.125        3-13-08     108,602     267,517
Bruce A. Cannon(2)..............     8,000         2.06%        8.125         6-1-08      35,832      88,264
                                     9,242         2.40%        8.125        3-13-08      41,395     101,967
John E. Chapman.................    14,000         3.60%        8.125         6-1-08      62,706     154,462
                                    17,650         4.54%        8.125        3-13-08      79,054     194,732
John Rogers(3)..................         0            0%          N/A            N/A         N/A         N/A

---------------
(1) Dr. Jaeger served as Chief Executive Officer and President until April 1998, when Mr. Harrison assumed those positions. At that time Dr. Jaeger became a consultant to the Company. Dr. Jaeger served as Chairman of the Board during 1998; Mr. Harrison became Chairman effective January 1, 1999. In March 1999, Dr. Jaeger resigned as a director of the Company and its subsidiaries, while remaining a consultant to the Company.

(2) Mr. Cannon who had previously resigned from his executive positions, entered into an agreement with the Company during the first quarter of 1999, effective as of December 1, 1998, memorializing his resignation as an officer and a director of the Company and its subsidiaries. Mr. Cannon remains a consultant to the Company.

(3) Mr. Rogers served as Acting Chief Financial Officer of the Company from November 1, 1998 through March 31, 1999 and had previously during 1998 provided financial consulting services to the Company. Mr. Rogers is an employee of Primary, The One For Solutions ("Primary"), a consultant to the Company. His services were provided pursuant to an agreement between the Company and Primary. All payments attributed to Mr. Rogers in the Summary Compensation Table were paid to Primary.

  * Except for the 25,000 options granted to Mr. Harrison at 150% of fair market value and the 25,000 options granted to Mr. Harrison at an exercise price of $20.00 per share, shown above, all options set forth were granted under the Company's Stock Option Plan at 100% of the fair market value of the shares at the time the options were granted are intended to be, and with few exceptions, will be, incentive stock options. All options are exercisable in full three years from the date of grant in cumulative annual installments of 33 1/3% commencing one year after the date of grant, and expire ten years after the date of grant.

 ** The dollar gains under these columns result from calculations assuming 5% and 10% growth rates as set by the Securities and Exchange Commission and are not intended to forecast future price appreciation of the Common Stock of the Company. The gains reflect a future value based upon growth at these prescribed rates. The Company did not use an alternative formula for a grant date valuation, an approach which would state gains at present, and therefore lower, value. The Company is not aware of any formula which will determine with reasonable accuracy a present value based on future unknown or volatile factors.

     Options have value to the listed executives and to all option recipients only if the stock price advances beyond the grant date price shown in the table during the effective option period.

       AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUE TABLE

     The following table shows information regarding stock options exercised during the fiscal year ended December 31, 1998 with respect to (a) all individuals serving as the Company's Chief Executive Officer or acting in a similar capacity during the fiscal year ended December 31, 1998, regardless of compensation level, and the two other most highly compensated executive officers of the Company and its Subsidiaries who were serving as executive officers as of December 31, 1998 and whose total annual salary and bonus exceeded $100,000, and
(b) one additional individual who, although no longer serving as an executive officer of the Company or its Subsidiaries as of December 31, 1998, received an annual salary and bonus in excess of $100,000 for the year and for whom disclosure would have been provided had he been serving as an executive officer as of December 31, 1998.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                   NUMBER OF
                                                             SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                              UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                SHARES                           AT FY-END( )                  AT FY-END($)
                              ACQUIRED ON      VALUE      ---------------------------   ---------------------------
NAME                          EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                          -----------   -----------   -----------   -------------   -----------   -------------
Charles B. Harrison.........       0             0          333          100,667             0              0
Raymond E. Jaeger(1)........       0             0         76,000         90,247             0              0
Bruce A. Cannon(2)..........       0             0         53,667         26,575             0              0
John E. Chapman.............       0             0         81,333         44,317             0              0
John Rogers(3)..............       0             0           0              0                0              0

---------------
(1) Dr. Jaeger served as Chief Executive Officer and President until April 1998, when Mr. Harrison assumed those positions. At that time Dr. Jaeger became a consultant to the Company. Dr. Jaeger served as Chairman of the Board during 1998; Mr. Harrison became Chairman effective January 1, 1999. In March 1999, Dr. Jaeger resigned as a director of the Company and its subsidiaries, while remaining a consultant to the Company.

(2) Mr. Cannon who had previously resigned from his executive positions, entered into an agreement with the Company during the first quarter of 1999, effective as of December 1, 1998, memorializing his resignation as an officer and a director of the Company and its subsidiaries. Mr. Cannon remains a consultant to the Company.

(3) Mr. Rogers served as Acting Chief Financial Officer of the Company from November 1, 1998 through March 31, 1999 and had previously during 1998 provided financial consulting services to the Company. Mr. Rogers is an employee of Primary, The One For Solutions ("Primary"), a consultant to the Company. His services were provided pursuant to an agreement between the Company and Primary. All payments attributed to Mr. Rogers in the Summary Compensation Table were paid to Primary.

                               PENSION PLAN TABLE

     The Company has in effect a career average defined benefit plan (the "Defined Benefit Plan") for employees of the Company and its subsidiaries. Generally, after completing five years of participation in the Defined Benefit Plan or upon normal retirement at age 65, whichever is earlier, a participant is entitled to a pension under the Defined Benefit Plan based on the average annual compensation received during the ten consecutive highest paid years in which he was a plan participant, or such shorter period as he was employed by the Company. The following table shows, as of December 31, 1998, estimated annual benefits payable upon retirement under the Company's Defined Benefit Plan (including amounts attributable to any defined benefit supplementary or excess pension award plan) in specified compensation and years of service classifications:

                                YEARS OF SERVICE

REMUNERATION                              15        20        25        30        35
------------                            ------    ------    ------    ------    ------
125,000...............................  20,517    27,356    34,195    34,195    34,195
150,000...............................  25,767    34,356    42,945    42,945    42,945
175,000...............................  27,867    37,156    46,445    46,445    46,445
200,000...............................  27,867    37,156    46,445    46,445    46,445
225,000...............................  27,867    37,156    46,445    46,445    46,445
250,000...............................  27,867    37,156    46,445    46,445    46,445
275,000...............................  27,867    37,156    46,445    46,445    46,445
300,000...............................  27,867    37,156    46,445    46,445    46,445
400,000...............................  27,867    37,156    46,445    46,445    46,445
450,000...............................  27,867    37,156    46,445    46,445    46,445
500,000...............................  27,867    37,156    46,445    46,445    46,445

     A participant's eligible compensation for purposes of the Defined Benefit Plan generally includes all of his annual cash compensation including amounts deferred by the participant pursuant to the Company's 401(k) plan. The only difference between the covered compensation covered by the Defined Benefit Plan and the annual compensation reported in the Summary Compensation Table is the timing of bonus payments.

     The benefits listed in the table have been computed on a straight life annuity basis and are not subject to any deduction for social security or other offset amounts. As of December 31, 1998, Mr. Harrison, Dr. Jaeger and Messrs. Cannon and Chapman had 1, 17, 15 and 14 years of credited service respectively.

     In addition to the Company's Defined Benefit Plan, the Company has a defined contribution plan under which annual contributions may be authorized by the Compensation and Incentive Stock Option Committee of the Board for all employees with at least one year of service (the "Defined Contribution Plan"). Contributions of 3% of annualized salary were authorized for 1996, including $4,500 for Dr. Jaeger, $4,046 for Mr. Cannon and $4,500 for Mr. Chapman. Contributions of 2% of annualized salary were authorized for 1997, including $6,694 for Dr. Jaeger, $3,867 for Mr. Cannon and $5,681 for Mr. Chapman. No Contributions were authorized for any executive officers for 1998.

     Mr. Rogers who served as Acting Chief Financial Officer from November 1, 1998 through March 31, 1999, is an employee of Primary, The One For Solutions, a consultant to the Company, and is not eligible for participation in the Defined Benefit Plan or the Defined Contribution Plan.

SUPPLEMENTAL RETIREMENT BENEFITS

     The Company has agreements with Dr. Jaeger, Mr. Cannon and Mr. Chapman, which provide retirement benefits designed to be supplemental to other retirement benefits payable to them. These payments are intended to compensate these executives for restrictions imposed on highly compensated executives by the Internal Revenue Code, the result of which is that the percentage of spendable retirement income these executives are eligible to receive under the Company's retirement programs relative to their current levels of compensation is less then that of employees at lower salary levels. The amount of the supplemental retirement benefit is calculated by multiplying the Executive's average annual compensation (including 401(k) payments and bonus payments up to a certain limitation) over a three year period when his compensation is highest by a percentage based on the number of years the executive is employed by the Company (the "Annual Percentage Amount"). The product is reduced by the amount of other retirement benefits payable to the executive, resulting in the annual supplemental retirement benefit payable to the executive. Under the agreements with Messrs. Cannon and Chapman, the Annual Percentage Amount is 40% if the executive works for the Company for 15-19 years; 60% if the executive works for the Company for 20 to 24 years and 65% if the executive works for the Company for 25 years or more. Under the agreement with Dr. Jaeger, the Annual Percentage Amount is 60% if Dr. Jaeger works for the Company for 15 years with the Annual Percentage Amount increasing two percent for each additional year he works for the Company up to a maximum of 70% for 20 or more years of service. In April 1999, in connection with the appointment of Mr. Harrison as President and CEO of the Company, Dr. Jaeger's Supplemental Retirement Agreement was amended to provide that a bonus paid in stock options as opposed to cash, will be considered as if paid in cash for the purpose of determining the amount of bonus payments he received in calculating his supplemental retirement benefit. No benefit is payable under any of the agreements if the executive works for the Company for less than 15 years, except as described below. Under each of the agreements, the supplemental retirement benefits are payable over 15 years in equal monthly installments after the executive's retirement, which will normally occur upon his 65th birthday. However, the executives, upon commencement of the agreements, have been given the option to prospectively elect to have benefits commence upon their 60th birthday if they elect early retirement. The supplemental retirement benefit is subject to forfeiture if the executive is terminated for cause or competes with the Company.

     The Company has obtained corporate owned variable universal life insurance policies on each of the executives which are being used to fund the supplemental retirement benefits.

     The following table shows for each executive the percentage of average annual compensation, assuming bonus payments up to the limitation, that would be paid under all retirement programs (including the Supplemental Retirement Agreement) and under the Supplemental Retirement Agreements alone:

                                          AT AGE 60                                AT AGE 65
                            -------------------------------------    -------------------------------------
                             YEARS       TOTAL       SUPPLEMENTAL     YEARS       TOTAL       SUPPLEMENTAL
                              OF       RETIREMENT     RETIREMENT       OF       RETIREMENT     RETIREMENT
                            SERVICE        %              %          SERVICE        %              %
                            -------    ----------    ------------    -------    ----------    ------------
Dr. Jaeger(1).............    17          64.0%          39.0%         20          70.0%          51.7%
Mr. Cannon(2).............    17          40.0%           9.4%         17          40.0%           9.4%
Mr. Chapman...............    32          65.0%          46.0%         37          65.0%          39.9%

---------------
(1) Dr. Jaeger has entered into a Restated Employment Agreement with the Company which provides, among other things, for him to render services through June 12, 2001 at which date Dr. Jaeger would have a total of twenty years of service with the Company. That agreement is described more fully below in the section entitled "Employment Agreements and Change-in-Control Arrangements."

(2) Mr. Cannon has entered an agreement with the Company dated as of December 1, 1998 which provides, among other things, for him to render consulting services through December 1, 2000 at which date Mr. Cannon would have a total of seventeen full years of service with the Company. That agreement is described more fully below in the section entitled "Employment Agreements and Change-in-Control Arrangements."

     Under each of the Supplemental Retirement Agreements, if the executive leaves the Company in the 12 month period after a Change in Control, or an entity which acquires the Company, through merger, consolidation or the purchase of assets either does not retain the executive or does not agree to assume the Company's obligations under these agreements, the executives who have at least six years of service to the Company will be entitled to a supplemental retirement benefit, with the Annual Percentage Amount to be 4% for six years of service and increasing in increments of 4% for each additional year of service up to 15 years, at which point the normal method of calculating the Annual Percentage Amount is applied. In such circumstances, the payment of the supplemental retirement benefit is accelerated and paid in a lump sum, subject to a discount for the then present value of the benefit. Moreover, if the supplemental retirement benefit paid under these circumstances is considered to be a "Parachute Payment" and when combined with all other payments to be made to the executive by the Company considered to be a Parachute Payment would result in an Excess Parachute Payment under the Internal Revenue Code, the amount of the supplemental retirement benefit will be reduced so that the total of all Parachute Payments to the executive do not constitute an Excess Parachute Payment; provided, however, that if the total Parachute Payments received by the executive from the Company exceed 120% of the amount of all Parachute Payments not including any amount that would be considered an Excess Parachute Payment, the supplemental retirement will not be reduced. Under IRS regulations, an Excess Parachute Payment results in the Company being prohibited from taking a deduction for all Parachute Payments and an excise tax of 20% of the payment is imposed upon the recipient of the Parachute Payment.

EMPLOYMENT AGREEMENTS AND CHANGE-IN-CONTROL ARRANGEMENTS

     The Company has employment agreements with Mr. Harrison and Mr. Chapman. Mr. Harrison, effective April 13, 1998, became President and Chief Executive Officer of the Company and Chief Executive Officer of each of its wholly-owned subsidiaries. He also became a Director of General Photonics, LLC, and, effective January 1, 1999, Chairman of the Board of Directors of the Company. Mr. Chapman is President of SpecTran Communication Fiber Technologies, Inc., a wholly-owned subsidiary of the Company, and Senior Vice President-Technology of the Company. Dr. Jaeger served as President and Chief Executive Officer of the Company and Chief Executive Officer of each of its wholly owned subsidiaries until April 13, 1998 when he became a consultant to the Company. He remained Chairman of the Board of Directors of the Company through December 31, 1998. Dr. Jaeger resigned from the Board of Directors of the Company and each of its wholly owned subsidiaries and from the Board of General Photonics, LLC in March 1999. The Company's employment agreement with Dr. Jaeger was superceded on April 13, 1998 by a Restated Employment Agreement. Mr. Cannon was Senior Vice President, Chief Financial Officer, Secretary and Treasurer of the Company and Secretary and Treasurer of each of the Company's wholly owned subsidiaries until he resigned from all of his positions with the Company during the last quarter of 1998. The Company's employment agreement with Mr. Cannon was superceded by another agreement entered into during the first quarter of 1999 effective as of December 1, 1998 memorializing his resignation as an officer and director of the Company and its subsidiaries.

     The employment agreement with Mr. Harrison has a base term of one year from April 13, 1998 to April 12, 1999. The base term for this agreement is automatically renewed on a daily basis so that there is always a remaining term of one year, unless the outside members of the Board of Directors terminate the automatic renewal feature and set a termination date, which must be one year from the Board's resolution to terminate. The Company has agreed to use its best efforts to nominate Mr. Harrison for election to the Board of Directors. While Mr. Harrison's employment agreement provides for an annual salary currently equal to $250,000, with future increases as determined by the Board of Directors, during the second half of 1998, Mr. Harrison voluntarily reduced his salary by 10%, to $225,000 as part of the Company's cost control initiatives. In accordance with Mr. Harrison's employment agreement, (a) at the first meeting of the Compensation and Incentive Stock Option Committee after his first day as a full time employee of the Corporation, he was granted stock options to purchase fifty thousand shares of Common Stock of the Company at an exercise price equal to market price on date of grant and, (b) six months later, he was granted options to purchase up to an additional fifty thousand shares of Common Stock, twenty five thousand of which to be at a per share exercise price equal to 150% of the closing price on date of grant, with the second twenty five thousand at a per share exercise price of $20.00. Mr. Harrison's employment agreement also provides that at the Company's request, for a one year period following the termination of his employment, Mr. Harrison, will not solicit any past, present or future customers of the Company in any way relating to any business in which the Company was engaged during the term of his employment or planned during the term of his employment to enter, or induce or actively attempt to influence any other employee or consultant to the Company to terminate his or her employment or consulting with the Company. During such one year period, Mr. Harrison will receive compensation at 75% of the level received during the last year of employment with the Company and benefits paid or maintained in the same fashion and in amounts not less than those received during his last year of employment and will provide consulting services at the Company's request. Additional provisions of Mr. Harrison's employment agreement are described below.

     The employment agreement with Mr. Chapman has a base term of one year from June 1, 1992 to May 31, 1993. The base term for this agreement is automatically renewed on a daily basis so that there is always a remaining term of one year, unless the outside members of the Board of Directors terminate the automatic renewal feature and set a termination date, which must be one year from the Board's resolution to terminate. Mr. Chapman's employment agreement provides for an annual salary currently equal to $196,464, with future increases as determined by the Board of Directors. The employment agreement with Mr. Chapman provides that for one year following the termination of employment, he will not solicit any customers of the Company or induce any employee to leave the Company. Additional provisions of Mr. Chapman's employment agreement are described below.

     Under their employment agreements, Messrs. Harrison and Chapman are eligible for annual bonuses to be awarded by the Board of Directors in its discretion and are entitled to participate in any pension, profit-sharing, insurance or other benefit plan of the Company if eligible under such plan or program. They have agreed to transfer to the Company any interest in any inventions developed while employed by the Company. Each of them also agreed not to disclose any trade secrets of the Company. Each of their employment agreements further provide that if the executive suffers a partial disability, or a total disability that has continued for less than six months, that executive continues to receive salary and benefits until the end of the employment period. If his total disability continues for six months or more, then he will be paid at the rate of 75% of his salary for so long during the employment period as the total disability lasts, or one year, whichever is longer. If the executive dies, one year's salary will be paid to his spouse or estate. The employment agreements also provide that if the Company dismisses either of them without cause, the Company will pay such executive his salary and maintain his benefits for six months or the balance of the employment period, whichever is longer and, if said executive takes other employment during the six-month period, the Company's obligation to him is limited to salary alone for the remainder of the six months. If either of them takes other employment later than six months from dismissal by the Company but before the end of the employment period, the Company's obligations to that executive then cease.

     The employment agreements with Messrs. Harrison and Chapman further provide that if there is a Change in Control and either (i) the executive is dismissed without cause up to and including twelve months from such Change in Control, or
(ii) the executive voluntarily leaves the employ of the Company up to and including twelve months from such Change in Control, then in either case the Company will pay the executive his salary and maintain his benefits for twelve months from his dismissal or voluntary departure. If, however, the executive takes other employment during that twelve month period, the Company's obligation to him is limited to salary alone. A "Change in Control" is defined as [A] the date of public announcement that a person has become, without the approval of the Company's Board of Directors, the beneficial owner of 20% or more of the voting power of all securities of the Company then outstanding; [B] the date of the commencement of a tender offer or tender exchange by any person, without the approval of the Company's Board of Directors, if upon the consummation thereof such person would be the beneficial owner of 20% or more of the voting power of all securities of the Company then outstanding; or [C] the date on which individuals who constituted the Board of Directors of the Company on the date the employment agreement was adopted cease for any reason to constitute a majority thereof, provided that any person becoming a Director subsequent to such date whose election or nomination was approved by at least three quarters of such incumbent Board of Directors shall be considered as though such person were an incumbent Director. Messrs. Harrison and Chapman have acknowledged that the consummation of the Merger Agreement will not constitute a Change in Control, as defined above.

     During 1998 Dr. Jaeger had two different employment agreements with the
Company: an Employment Agreement that had been in effect since 1992 (the "Employment Agreement") covering the period January 1, 1998 through April 12, 1998; and a Restated Employment Agreement (the "Restated Employment Agreement") covering the remainder of 1998, entered in conjunction with the appointment of Mr. Harrison as President and CEO of the Company. The Employment Agreement provided for an annual salary then equal to $217,000 with Dr. Jaeger being eligible for annual bonuses to be awarded by the Board of Directors in its discretion and being entitled to participate in any pension, profit-sharing, insurance or other benefit plan of the Company if he were eligible under such plan or program. Dr. Jaeger agreed to transfer to the Company any interest in any inventions he developed while employed by the Company and agreed not to disclose any trade secrets of the Company and not to solicit any customers of the Company or induce any employee to leave the Company for one year following termination of his employment. The Employment Agreement also had the same provisions for death, disability, partial disability, dismissal without cause and Change in Control as the employment agreements (described above) with Messrs. Harrison and Chapman. Under the Restated Employment Agreement, which supercedes the Employment Agreement and extends from April 13, 1998 until June 12, 2001, Dr. Jaeger shall provide advice and assistance to the Board of Directors and the Chief Executive Officer and perform such projects as reasonably requested and mutually agreed, with it being anticipated that he will take an active role in providing advice and counsel with respect to the Company's patent and technology position and licensing arrangements, including those with Corning Incorporated and Lucent Technologies Inc., as well as consulting support for partnering and alliances with other firms for strategic purposes. In addition, Dr. Jaeger will continue to serve as the Company's representative to the International Wire and Cable Symposium Committee, among other things. The Restated Employment Agreement provides that Dr. Jaeger will have the same benefits as provided in the Employment Agreement except that (a) he will be paid a fixed annual salary of $250,000 and (b) for the 1998 calendar year only, Dr. Jaeger was eligible to participate in the Company's Employee Profit Sharing Plan and was eligible for a target bonus of 25% of his base salary under the Company's Key Employee Incentive Plan, to be awarded at the discretion of the Board of Directors based upon his performance during 1998. Thereafter, Dr. Jaeger is not eligible to participate in the all employee Profit Sharing Plan or the Key Employee Incentive Plan. In accordance with the Restated Employment Agreement, Dr. Jaeger was also granted options to purchase 50,000 shares of the Company's Common Stock under the Company's Incentive Stock Option Plan. As in the Employment Agreement, the Restated Employment Agreement provides that Dr. Jaeger agreed to transfer to the Company any interest in any inventions he developed while employed by the Company and agreed not to disclose any trade secrets of the Company and not to solicit any customers of the Company or induce any employee to leave the Company for one year following termination of his employment. The Restated Employment Agreement contains the same provisions for death, disability, partial disability, dismissal without cause and Change in Control as the employment agreements described above with Messrs. Harrison and Chapman and also provides that Dr. Jaeger will be covered under the Company's medical and dental insurance programs, or provided with identical or substantially similar coverage, until age 65.

     During 1998 Mr. Cannon had two different employment agreements with the
Company: an Employment Agreement that had been in effect since 1992 (the "Cannon Employment Agreement") covering the period January 1, 1998 through November 30, 1998; and an Agreement (the "Cannon Agreement") covering the remainder of 1998. The Cannon Employment Agreement provided for an annual salary then equal to $144,300 with Mr. Cannon being eligible for annual bonuses to be awarded by the Board of Directors in its discretion and being entitled to participate in any pension, profit-sharing, insurance or other benefit plan of the Company if he were eligible under such plan or program. Mr. Cannon agreed to transfer to the Company any interest in any inventions he developed while employed by the Company and agreed not to disclose any trade secrets of the Company and not to solicit any customers of the Company or induce any employee to leave the Company for one year following termination of his employment. The Cannon Employment Agreement also had the same provisions for death, disability, partial disability, dismissal without cause and Change in Control as the employment agreements (described above) with Messrs. Harrison and Chapman. Under the Cannon Agreement, which supercedes the Cannon Employment Agreement and which extends from December 1, 1998 to December 1, 2000, Mr. Cannon memorialized the terms of his resignation as an officer and director of the Company and its subsidiaries and agreed to provide advice and assistance to the Board of Directors, Chief Executive Officer and/or Chief Financial Officer of the Corporation, to perform such projects as reasonably requested and mutually agreed and to remain available to act as a consultant to the Company. Mr. Cannon shall be paid annual compensation at the rate of $86,589 during the term of the Cannon Agreement. Any options previously granted to Mr. Cannon that have not yet vested will continue to vest in their normal course, but any options not vested by December 1, 1999 shall expire as of such date. In addition, all options not exercised on or before March 31, 2001 at 5:00 p.m. shall expire at such time. Mr. Cannon is not entitled to any automobile allowance pursuant to the agreement, but the Cannon Agreement otherwise provides for the same benefits contained in the Cannon Employment Agreement. If Mr. Cannon elects to terminate the Cannon Agreement or takes other employment on or before November 30, 1999, then Mr. Cannon shall only be entitled to annual compensation and benefits earned up to the date of his departure. If Mr. Cannon terminates the Cannon Agreement or takes other employment on or after December 1, 1999, the Company will continue to pay Mr. Cannon annual compensation but no benefits through the end of the term. If the Company terminates the Cannon Agreement without cause, as defined therein, the Company shall continue to provide Mr. Cannon with full compensation and benefits for the remainder of the term. The Company may accelerate the payments under the Cannon Agreement, in its discretion, but such acceleration does not affect Mr. Cannon's eligibility to receive benefits for the remainder of the term. The Cannon Agreement also provides that Mr. Cannon not solicit any customers of the Company or induce any employees to leave the Company. In the event Mr. Cannon becomes either partially or totally disabled during the term of the Cannon Agreement the Company shall continue, during the term of the Cannon Agreement, to pay Mr. Cannon his annual compensation and benefits. If Mr. Cannon dies, the payments of annual compensation will be made to his spouse or estate. Unlike the Cannon Employment Agreement, the Cannon Agreement does not contain a provision relating to a termination of his employment in connection with a Change in Control of the Company.

INDEPENDENT CONTRACTOR AGREEMENT

     The Company was party to an Independent Contractor Agreement with Primary, The One For Solutions ("Primary"), which, among other things, provided for John Rogers, an employee of Primary to provide financial consulting services to the Company and, beginning November 1, 1998, to serve as Acting Chief Financial Officer of the Company. Mr. Rogers held that position from November 1, 1998 through March 31, 1999, at which time the Independent Contractor Agreement expired. Under the Independent Contractor Agreement, for weeks in which Primary provided services of less than 40 man hours, the Company paid Primary at the rate of $200 per hour for each man hour worked. In weeks in which Primary provided services in excess of 40 man hours but less than 55 man hours, Primary was paid a fixed fee of $8,000 for the week. In weeks in which Primary provided services in excess of 55 man hours, the Company paid Primary $8,000 plus $200 per hour for each hour worked during the week in excess of 55 man hours. In addition, the Company reimbursed Primary for its reasonable expenses incurred in connection with service performed for the Company. The Company and Primary each agreed to treat the other party's proprietary information that was disclosed to it as confidential. In addition, the Company and Primary each agreed that during the term of the Agreement and for a period of two years thereafter, it would not solicit, divert, take away, or attempt to solicit, divert or take away, any of the other party's clients, customers, employees or independent contractors. Primary will continue to provide transitional consulting services to the Company on substantially similar terms as provided in the agreement through all or part of April 1999 and may provide additional services as requested by the Company and mutually agreed.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation and Incentive Stock Option Committee is currently composed of the Company's outside (i.e., non-employee) Directors, Mr. Donofrio, Chair of the Committee, Dr. Lazay, Mr. Nordlicht, Dr. Lai and Mr. Schmitz (Mr. Harrison served on the Compensation and Incentive Stock Option Committee until his appointment as President and Chief Executive Officer of the Company on April 13,
1998). None of the outside Directors is currently, or has ever been, an officer or employee of the Company, or has had any relationship, or has been a party to any transaction, with the Company as to which disclosure is required, except as set forth in prior proxy statements or below.

     Mr. Nordlicht is a member of the law firm of Nordlicht & Hand, which has provided and continues to provide legal services to the Company. During 1998, the Company paid Nordlicht & Hand legal fees for services rendered and disbursements advanced in the amount of $164,960. Mr. Schmitz's Company, Quest Capital was paid $40,132.58 by the Company for financial consulting services.

COMPENSATION AND INCENTIVE STOCK OPTION COMMITTEE REPORT ON EXECUTIVE
COMPENSATION

     The Compensation and Incentive Stock Option Committee (the "Compensation Committee") has been delegated responsibility for all matters relating to the compensation of senior executives of the Company, such as the Chief Executive Officer, Chief Financial Officer, Senior Vice Presidents and the Presidents of the Company's operating subsidiaries, including establishing and administering the Company's policies and plans governing annual and long-term compensation. The Compensation Committee and its members also become involved in hiring, retention and performance reviews of this senior executive group. It reports to the Board of

Directors, which periodically reviews and approves or ratifies committee actions where necessary or appropriate. The Committee is composed of the Company's outside Directors, currently, Mr. Donofrio, Chair of the Committee, Dr. Lazay, Mr. Nordlicht, Dr. Lai and Mr. Schmitz. Mr. Harrison served on the Compensation and Incentive Stock Option Committee until his appointment as President and Chief Executive Officer of the Company on April 13, 1998.

COMPENSATION PHILOSOPHY

     The fundamental objective of the Company's executive compensation policy is to increase shareholder value and to align executives' and shareholders' interests both in the near and longer terms. Executives are compensated with cash and stock options. The Company's goal is to pay competitive base salaries coupled with performance based incentive compensation. Incentive compensation is a function of three factors: the first and most heavily weighted is growth in earnings before interest, taxes, depreciation and amortization (EBITDA), essentially a cash flow calculation, less the Company's cost of capital; the second and next most significant factor is the achievement of individual goals and projects (or the achievement of a certain percentage of those goals and projects if they are more than a year's duration) specifically identified at the beginning of a year; the third factor is a discretionary element designed to reward exceptional performance not recognized elsewhere, such as seizing an unanticipated opportunity which provides substantial benefit to the Company not foreseen at the beginning of the year. While maintaining primary focus on the overall, consolidated results of the Company, the Committee believes that there should be an element of reward for exceptional performance at the operating subsidiary level under certain circumstances. The underlying philosophy is that these elements will produce a stronger more economically successful company in the near and longer-term which in turn will be reflected in the Company's stock price. The Company has and will continue to grant stock options (at market price or higher on date of grant); executives benefit only if the stock price rises.

COMPONENTS OF COMPENSATION, PROGRAMS AND PRACTICES

     Overview. Executive compensation is composed of three elements: base salary; incentive cash awards and stock options. The Company attempts to structure its base salary so that it is competitive, meaning that base salaries approximate the fiftieth percentile (50%) of the base salaries (not total compensation) of comparable companies. Incentive cash awards and stock options are used so that executives' total compensation is below the fiftieth percentile for comparable companies if they have achieved less-than-desired-results, at or about the fiftieth percentile for expected performance, and above the fiftieth percentile for superior, excellent or outstanding performance.

     Base Salaries. The Company generally attempts to establish annual base salaries for executives, including the Chief Executive Officer, competitive with base salaries for executives of similarly situated companies within the industry. The objective is to pay to an executive who is fully competent and meets normal expectations for performance in his or her position a base salary at the fiftieth percentile level of the range of base salaries paid to executives holding comparable positions at similarly situated companies. Base salaries at approximately the fiftieth percentile level, in conjunction with the balance of the compensation package, permits the Company to attract and retain top quality people while meeting the Company's affordability requirements. In determining executive compensation, the Company reviewed and analyzed reports and surveys of executive compensation at comparably sized high technology companies, including those in the electronics industry.

     Incentive Cash Compensation. The Company has developed programs under which key executives can earn bonus cash compensation, dependent upon performance, that places them at less than, equal to or greater than the fiftieth percentile level of compensation paid to similar executives in similar companies. Key executives participate in two plans: the Employee Profit Sharing Plan ("EPSP") in which all employees participate and the Key Employee Incentive Plan ("Key Employee Plan"). Officers and selected director-level employees of the Company and each of its subsidiaries participate in the Key Employee Plan (although any employee may be eligible for an award under the discretionary portion of the Key Employee Plan, as described below).

     The Employee Profit Sharing Plan ("EPSP"). All employees, including key personnel, participate in the EPSP, which awards performance for operating subsidiary employees based upon the results of their operating subsidiary and for parent company employees based upon consolidated results. The Committee and the Board believe that it is advisable for key personnel and all other employees to share certain identical incentives. Employees of an operating subsidiary or the parent company can earn a bonus equal to one percent (1%) of their salary if the operating subsidiary that employs that person (or the consolidated corporate results for parent company employees) produces at least an eight percent (8%) return on net revenues ("ROR"). A nine percent (9%) ROR will result in a bonus equal to two percent (2%) of salary. If the relevant entity produces an ROR greater than nine percent (9%) then half of each additional percent is added to the two percent (2%), up to a maximum bonus equal to ten percent (10%) of salary. To achieve the maximum bonus, a subsidiary or the parent company, as applicable, would need to generate approximate a twenty five percent (25%) ROR. No bonuses will be paid to employees of an entity if it earns less than an eight percent (8%) ROR. Bonuses can be paid out under the EPSP to employees of an operating subsidiary which individually earns at least an eight percent (8%) ROR, even if the Company's consolidated results or the results of other subsidiaries produce an ROR of less than eight percent (8%) or a loss; the underlying philosophical concept is to provide an award for employees for those results that they can influence and control directly.

     Key Employee Incentive Plan ("Key Employee Plan"). Under the Key Employee Plan, a bonus pool is created by a specified percentage of the excess of the Company's consolidated earnings before interest, taxes, depreciation and amortization (EBITDA), essentially a cash flow calculation, over a cost of capital charge. Participants are high level employees of the Company (currently the Company's officers, Presidents and Vice Presidents of the operating subsidiaries, and specified director-level employees of the Company or its subsidiaries, totaling 15 individuals in 1998), with the exception of the discretionary portion of the bonus pool (described below) which may be paid out to any employee as determined by the Compensation Committee. The bonus pool will be distributed among participants as follows. Seventy percent (70%) is essentially dependent upon how much EBITDA exceeds the cost of capital. An additional seventeen and one half percent (17.5%) is based upon the achievement of individual goals and projects (or the achievement of a certain percentage of those goals and projects if they are more than a year's duration) specifically identified at the beginning of the year. The remaining twelve and one half percent (12.5%) constitutes a pool to be used for discretionary bonuses, to be awarded or not to any employee, whether a participant in the remainder of the Key Employee Plan or not, if the Compensation Committee determines that such employee made an exceptional contribution to the Company's performance not recognized elsewhere. To determine how much each participant may be paid from the bonus pool, he or she is assigned a target bonus percentage which will be used in determining how much of the bonus pool is allocated to that individual, which percentage will be adjusted downwards (including to zero) if specified levels of EBITDA return on operating assets (for the operating subsidiary or the Company, or a blend of the two, as appropriate for the individual) are not achieved. While the intent of the Key Employee Plan is to permit participants to earn total compensation potentially in excess of the fiftieth percentile when compared to comparable employees in comparable companies as a result of excellent performance, the Key Employee Plan establishes a maximum amount that can be paid to any participant under the non-discretionary portions of the Key Employee Plan to attempt to avoid excessive awards. The Key Employee Plan also can result in total compensation at or less than the fiftieth percentile if performance is not excellent. No payments will be made under the Key Employee Plan unless the Company is profitable after the payments. There is no obligation to pay out either the discretionary portion of the bonus pool or any remaining balance if the total of all bonuses distributed is less than the total bonus pool; disposition of such amounts will be determined by the Compensation Committee.

     Stock Options. Stock option grants are designed to create continued and long-term incentives for executives and employees to attempt to increase equity values consistent with the expectations and interests of public shareholders. All stock option awards are granted under the Company's Incentive Stock Option Plan. The exercise price of all options so granted is the market price or higher on the date of grant, with options generally vesting annually in equal amounts over three years. The amount of grants attempt to place recipients in approximately the fiftieth percentile (50%) percentile when compared to comparable employees in comparable companies for long-term compensation. Recipients benefit only if the stock price rises after the date of grant and after the options vest.

     Chief Executive Officer Compensation. Dr. Raymond E. Jaeger served as Chief Executive Officer until April 13, 1998 when Mr. Charles B. Harrison assumed that position.

     As described above, Dr. Jaeger had two different employment agreements with the Company during 1998. Under the Restated Employment Agreement Dr. Jaeger was eligible to participate in the Company's Employee Profit Sharing Plan and was eligible for a target bonus of 25% of his base salary under the Company's Key Employee Incentive Plan, to be awarded at the discretion of the Board of Directors based upon his performance during 1998. Thereafter, Dr. Jaeger is not eligible to participate in either of these two plans.

     Mr. Harrison became Chief Executive Officer on April 13, 1998 and served in that capacity through year-end (and currently) in accordance with an employment agreement described above. While Mr. Harrison's employment agreement provides for an annual salary currently equal to $250,000, with future increases as determined by the Board of Directors, during the second half of 1998, Mr. Harrison voluntarily reduced his salary by 10%, to $225,000 as part of the Company's cost control initiatives.

     In determining Chief Executive Officer compensation for 1998, the Compensation and Incentive Stock Option Committee determined that the Company's performance was below expectations and awarded no bonus or other incentive compensation to either Dr. Jaeger or Mr. Harrison.

     Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to its chief executive officer and its four other most highly compensated executives. It is unlikely, at this point in the Company's history, that the Company will pay executive compensation that might not be deductible under that Section. Nevertheless, the Company continues to review this matter and whenever it is advisable will take whatever steps it deems necessary in this regard.
                           Richard M. Donofrio, Chair
                                 Paul D. Lazay
                                Ira S. Nordlicht
                                  Lily K. Lai
                               Robert A. Schmitz

STOCKHOLDER RETURN

     In the graph set forth below, the yearly change for the last five fiscal years in the Company's cumulative total stockholder return on its Common Stock is compared with the cumulative total return as shown in the Russell 2000 index, and in an index of peer issuers selected by the Company(1).

                     COMPARATIVE FIVE-YEAR TOTAL RETURNS(2)

                    SPECTRAN CORP., RUSSELL 2000, PEER GROUP
                     (PERFORMANCE RESULTS THROUGH 12/31/98)
COMPARATIVE FIVE-YEAR RETURNS GRAPH

                                                          SPTR                       RUSSELL                   PEER GROUP
                                                          ----                       -------                   ----------
'1993'                                                   100.00                      100.00                      100.00
'1994'                                                    41.49                       98.18                      130.95
'1995'                                                    46.81                      126.10                      137.59
'1996'                                                   185.11                      146.90                      147.28
'1997'                                                    81.92                      179.75                      125.22
'1998'                                                    35.11                      175.17                      119.57

     Assumes $100 invested at the close of trading on the last trading day preceding the first day of the fifth preceding fiscal year in the Company's Common Stock, RUSSELL 2000, and Peer Group.
---------------
(1) The peer group selected by the Company includes the following companies engaged in the sale of optical fiber or related products: ADC Telecommunications, Corning Incorporated, FiberCore, Inc., Galileo Electro-Optics, Hitachi, Ltd., OptelCom, Optical Cable Company and Ortel Corporation.

(2) Cumulative total return assumes reinvestment of dividends.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock on July 14, 1999 with respect to (a) each person or group known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (b) each Director of the Company, (c) each executive officer of the Company named in the following section entitled "Compensation of Executive Officers and Directors" and (d) all such named executive officers and Directors of the Company as a group. Except as set forth below, all of such shares are held of record and beneficially.

                                                          BENEFICIAL      PERCENT OF
NAME AND ADDRESS                                           OWNERSHIP    COMMON STOCK(1)
----------------                                          -----------   ---------------
Wellington Management Company, LLP......................   685,000 (2)       9.73%
  75 State Street
  Boston, Massachusetts 02109
Wellington Trust Company, N.A...........................   465,000 (3)       6.60%
  75 State Street
  Boston, Massachusetts 02109
EQSF Advisers, Inc. and Martin J. Whitman...............    490,600(4)       6.97%
  767 Third Avenue
  New York, New York 10017-2023
Dimensional Fund Advisors Inc...........................   402,500 (5)       5.72%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, California 90401
Dana H. and Doris B. Dalton.............................   368,100 (6)       5.23%
  11800 Sunrise Valley Drive, 6th Floor
  Reston, Virginia 20191
Raymond E. Jaeger.......................................   217,931 (7)       3.10%
  25 Old Village Road
  Sturbridge, Massachusetts 01566
Charles B. Harrison.....................................    57,821 (8)          *
  SpecTran Industrial Park
  50 Hall Road
  Sturbridge, Massachusetts 01566
Ira S. Nordlicht........................................    17,332 (9)          *
  645 Fifth Avenue
  New York, New York 10022
Paul D. Lazay...........................................   11,000 (10)          *
  1704 Oak Creek Drive
  Palo Alto, California 94304
Bruce A. Cannon.........................................   68,414 (11)          *
  125 Adam Street
  Holliston, Massachusetts 01746
Richard M. Donofrio.....................................    9,500 (12)          *
  93 Ansonia Road
  Woodbridge, Connecticut 06525
John E. Chapman.........................................  114,883 (13)       1.63%
  SpecTran Industrial Park
  50 Hall Road
  Sturbridge, Massachusetts 01566
Lily K. Lai.............................................    7,000 (14)          *
  50 Stonebridge Road
  Summit, New Jersey 07901

                                                          BENEFICIAL      PERCENT OF
NAME AND ADDRESS                                           OWNERSHIP    COMMON STOCK(1)
----------------                                          -----------   ---------------
Robert A. Schmitz.......................................        0 (15)          0
  Quest Capital
  One Dock Street
  Stamford, Connecticut 06902
John Rogers.............................................            0           0
  SpecTran Industrial Park
  50 Hall Road
  Sturbridge, Massachusetts 01566
All Directors and executive officers as a group.........  528,217 (16)       7.50%
(ten persons)

---------------
  *  Less than 1%

 (1) Percentage of beneficial ownership is based on the 7,040,930 of shares of Common Stock outstanding on July 14, 1999. Shares of Common Stock subject to stock options and warrants that are exercisable within 60 days of July 14, 1999 are deemed outstanding for computing the percentage of the person or group holding such options or warrants, but are not deemed outstanding for computing the percentage of any other person or group.

 (2) This information is based upon information reported by Wellington Management Company, LLP ("WMC") on a Schedule 13G dated December 31, 1998 and filed with the U.S. Securities and Exchange Commission as of February 10, 1999. WMC states that in its capacity as an investment adviser, it may be deemed to have beneficial ownership of 685,000 shares of Common Stock which are owned of record by its clients, including Wellington Trust Company, NA.

 (3) This information is based upon information reported by Wellington Trust Company, NA ("WTC") on a Schedule 13G dated December 31, 1998 and filed with the U.S. Securities and Exchange Commission as of February 11, 1999. WTC states that in its capacity as an investment adviser, it may be deemed to have beneficial ownership of 465,000 shares of Common Stock which are owned of record by its clients, including Wellington Management Company, LLP.

 (4) This information is based upon information reported by EQSF Advisers, Inc. ("EQSF") and Martin J. Whitman (the Schedule is considered a joint filing of both EQSF and Mr. Whitman) on a Schedule 13G dated February 12, 1999 and filed with the U.S. Securities and Exchange Commission as of February 16, 1999 and amended on April 12, 1999. EQSF states that it beneficially owns 490,600 shares of Common Stock. Martin J. Whitman, the Chief Executive Officer and controlling person of EQSF, disclaims beneficial ownership of all such shares. Third Avenue Small-Cap Fund has the right to receive dividends from and the proceeds from the sale of these 490,600 shares.

 (5) This information is based upon information reported by Dimensional Fund Advisors Inc. ("Dimensional") on a Schedule 13G dated February 12, 1999 and filed with the U.S. Securities and Exchange Commission as of February 11, 1999. Dimensional states that in its role as investment advisor and investment manager it possesses both voting and investment power over 402,500 shares of Common Stock, but disclaims beneficial ownership of such securities.

 (6) This information is based upon information reported by Dana H. and Doris B. Dalton on a Schedule 13G dated March 25, 1999 and filed with the U.S. Securities and Exchange Commission as of March 29, 1999.

 (7) Includes 111,416 shares subject to options exercisable within 60 days. Does not include 54,831 shares subject to options not exercisable within 60 days.

 (8) Includes 47,000 shares subject to options exercisable within 60 days. Does not include 109,000 shares subject to options not exercisable within 60 days.

 (9) Includes 11,000 shares subject to options exercisable within 60 days. Does not include 2,000 shares subject to options not exercisable within 60 days.

(10) Includes 11,000 shares subject to options exercisable within 60 days. Does not include 2,000 shares subject to options not exercisable within 60 days.

(11) Includes 65,414 shares subject to options exercisable within 60 days. Does not include 14,828 shares subject to options not exercisable within 60 days.

(12) Includes 9,000 shares subject to options exercisable within 60 days. Does not include 2,000 shares subject to options not exercisable within 60 days.

(13) Includes 114,883 shares subject to options exercisable within 60 days. Does not include 25,767 shares subject to options not exercisable within 60 days.

(14) Includes 7,000 shares subject to options exercisable within 60 days. Does not include 2,000 shares subject to options not exercisable within 60 days.

(15) Does not include 1,000 shares subject to options not exercisable within 60 days.

(16) Includes 401,713 shares subject to options exercisable within 60 days. Does not include 188,426 shares subject to options not exercisable within 60 days.

CERTAIN TRANSACTIONS

     The matters set forth elsewhere in this Information Statement and in Item 3 of the Schedule 14D-9 are hereby incorporated by reference.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's executive officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the Securities and Exchange Commission (the "SEC"). Such officers, directors and ten percent stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports they file.

     Based solely on its review of the copies of such forms received by it to date, or written representations from certain reporting persons that Forms 5 have been filed for such persons as required, the Company believes that, during the year ended December 31, 1998, all reporting persons complied with Section 16(a) filing requirements applicable to them.

                                    ANNEX B
LAZARD FRERES LH

                                                                   July 15, 1999

The Board of Directors
SpecTran Corporation
50 Hall Road
Sturbridge, Massachusetts 01566

Dear Members of the Board:

     We understand that SpecTran Corporation (the "Company"), Lucent Technologies Inc. (the "Acquiror") and its wholly-owned subsidiary, Seattle Acquisition Inc. (the "Merger Subsidiary"), have entered into an Agreement of Merger dated as of July 15, 1999 (the "Agreement"), pursuant to which the Acquiror will commence an offer (the "Offer") to purchase all of the issued and outstanding shares of the Company's common stock, $0.10 par value (the "Shares"), at a price of $9.00 per Share net to the seller in cash. The Agreement also provides that, following consummation of the Offer, Merger Subsidiary will be merged with and into the Company in a transaction (the "Merger") in which each remaining Share issued and outstanding prior to the effective time of the Merger (other than shares to be cancelled, Shares owned by any subsidiaries of either the Company or the Acquiror (other than the Merger Subsidiary) and dissenting shares, as provided in the Agreement) will be converted into the right to receive $9.00 in cash.

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of Shares (other than Merger Subsidiary and its affiliates) of the $9.00 per Share in cash to be received by such holders in the Offer and the Merger. In connection with this opinion, we have:

        (i)   Reviewed the financial terms and conditions of the Agreement;

        (ii) Analyzed certain historical business and financial information relating to the Company;

        (iii) Reviewed various financial forecasts and other data provided to us by the Company;

        (iv) Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company and its strategic objectives;

        (v) Reviewed public information with respect to certain other companies in lines of businesses we believe to be generally comparable to the Company;

        (vi) Reviewed the financial terms of certain business combinations involving companies in lines of businesses we believe to be generally comparable to that of the Company, and in other industries generally;

        (vii) Reviewed the historical stock prices and trading volumes of the Company's Shares; and

        (viii) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

     We have relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company or the Acquiror, or concerning the solvency or fair value of either of the foregoing entities. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

     Further, our opinion is necessarily based on accounting standards, economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     In rendering our opinion, we have assumed that the Offer and the Merger will be consummated on the terms described in the Agreement, without any waiver of any material terms or conditions by the Company and that obtaining the necessary regulatory approvals for the Offer and the Merger will not have an adverse effect on the Company.

     Our opinion does not address the relative merits of the transaction contemplated by the Agreement as compared to any alternative business transaction that might be available to the Company.

     Lazard Freres & Co. LLC is acting as investment banker to the Board of Directors of the Company in connection with the Offer and Merger and will receive a fee for our services a substantial portion of which is contingent upon the closing of the Offer and the Merger.

     Our engagement and the opinion expressed herein are for the benefit of the Company's Board of Directors and our opinion is rendered to the Company's Board of Directors in connection with its consideration of the transaction. This opinion is not intended to and does not constitute a recommendation to any holder of Shares as to whether such holder should tender such Shares in the Offer or vote for the Merger. It is understood that this letter may not be disclosed or otherwise referred to without our prior consent, except as may otherwise be required by law or by a court of competent jurisdiction.

     Based on and subject to the foregoing, we are of the opinion that as of the date hereof the $9.00 per Share in cash to be received by the holders of Shares (other than Merger Subsidiary and its affiliates) in the Offer and the Merger is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          LAZARD FRERES & CO. LLC

                                          By James L. Kempner
                                            ------------------------------------
                                            James L. Kempner
                                            Managing Director

                                       B-2